Exhibit 2.1

Final

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

HAMILTON SUNDSTRAND CORPORATION

AND

SL Montevideo Technology, Inc.

_______________________

Dated as of September 30, 2016

TABLE OF CONTENTS

-i-

-ii-

-iii-

EXHIBITS

Exhibit A        Proprietary Information License Agreement
Exhibit B         Form of Transition Services Agreement
Exhibit C         Tax Allocation Schedule

Exhibit D         Quality of Earnings Report

SCHEDULES

Section 1.1(a) – Prepaid Expenses

Section 2.4(a) – Assigned Contracts

Section 2.4(c) – Business Intellectual Property

Section 2.4(d) – Business Tangible Property

Section 2.4(g) – Transferrable Business Permits

Section 2.8(b) – Retained Intercompany Agreements

Section 2.10 – Sample Closing Statement

Section 3.3 – No Conflicts; Consents

Section 3.4 – Proceedings

Section 3.5 – Financial Statements

Section 3.8(a) – Sufficiency of Assets

Section 3.8(b) – Liens

Section 3.9(a) – Intellectual Property

Section 3.10 – Leased Real Property

Section 3.11 – Material Contracts

Section 3.12(a) – Compliance with Applicable Laws; Permits

Section 3.13 – Environmental Matters

Section 3.15 – Labor Relations; Employees and Employee Benefit Plans

Section 3.16 – Intercompany Arrangements

Section 3.19 – Customers and Suppliers

Section 3.20 – Product Warranties

Section 5.2 – Covenants Relating to Conduct of Business

Section 5.6(h) - Layoffs

Section 5.13(a) – Key Employees

Section 5.13(b) – Identified Employees

Section 7.1(e) – Required Closing Consents

Section 7.1(f) – Amendments to Long Term Agreements

-iv-

ASSET PURCHASE AGREEMENT

Asset Purchase Agreement, dated as of September 30, 2016 (this “Agreement”), by and between Hamilton Sundstrand Corporation, a Delaware corporation (“Seller”), and SL Montevideo Technology, Inc., a Minnesota corporation (“Purchaser”).

WHEREAS, the Seller, acting through its Electromagnetic Enterprise (or eMe) division, is engaged in the design, development, manufacture, marketing, service, distribution, repair, and sale of electric motors, starters and generators for certain commercial applications (such business as presently conducted by the Electromagnetic Enterprise (or eMe) division of Seller, the “Business”);

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, certain assets constituting the Business, and Purchaser desires to acquire such assets and to assume certain liabilities related to the Business, in each case upon the terms and conditions contained in this Agreement (the “Transaction”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1     Definitions. As used herein, the following terms have the meanings set forth below:

“Adjustment” means the Purchaser Proposed Adjustment, the Seller Proposed Adjustment or an amount between the Purchaser Proposed Adjustment and the Seller Proposed Adjustment, as finally determined pursuant to Section 2.9.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of this Agreement, neither Seller nor UTC shall be deemed Affiliates of Purchaser nor, as of and after Closing, of the Business.

“Annual Target” means the target number of Measured Product Units as set forth in the table below, for each of the Applicable Years.

2017	12,960
2018	8,650
2019	4,330

“Applicable Year” means any of calendar year 2017, 2018 or 2019, as applicable.

“Business Day” means any day, other than a Saturday, Sunday, or day on which commercial banks are required or authorized to be closed in New York, New York.

“Business Intellectual Property” means (a) Patents listed in Section 2.4(c) of the Seller Disclosure Schedules; and (b) the Know-How used exclusively in the Business or required exclusively for the operation of the Business as currently conducted.

“Carrier” means Carrier Corporation (acting by and through its unincorporated business unit, Carrier Transicold Division).

“Carrier Supply Agreement” means that certain Purchase and Supply Agreement, effective April 1, 2013, by and between Seller (acting by and through its Hamilton-Sundstrand Electromagnetics Enterprise) and Carrier or subsequent agreements intended to upgrade or replace products provided under the current agreement.

“Cash Amounts” means all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Competitive Business” means the design, development, manufacture, marketing, service, distribution, repair, and sale of (a) electric motors, starters or generators for use in commercial hybrid electric vehicles, commercial electric vehicles and refrigeration or (b) the Products or products reasonably similar in form and function by program application to the Products in the aerospace and defense industry. For the avoidance of doubt, no term in this Agreement shall restrict current operations of the Seller or Seller’s Affiliates in the aerospace and defense industry except with respect to the Products or products reasonably similar in form and function by program application to the Products in the aerospace and defense industry.

“Contamination” means the emission, discharge or release of any Hazardous Material to, on, onto or into the environment.

“Contract” means any contract, lease, license, commitment, customer order, loan or credit agreement, indenture, or agreement, other than a Permit or export control authorization.

“Copyright” means the copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, other than software, whether or not registered, and registrations and applications for registration thereof that are used exclusively in the Business or used exclusively for the operation of the Business as currently conducted.

“Covered Loss” means, subject to Section 9.7, losses, Liabilities (excluding contingent Liabilities), claims, fines, deficiencies, damages, payments (including those arising out of any settlement or Judgment relating to any Proceeding), Taxes, penalties and reasonable attorneys’ and accountants’ fees and disbursements.

“Employee” means the employee(s) of Seller or its Affiliates set forth on Section 3.15(b) of the Seller Disclosure Schedules who are, immediately before the Closing, dedicated to the Business (excluding such employees on short term disability, long term disability or other leave of absence on the Closing Date).

“Environmental Laws” means, collectively, any and all Laws and Judgments relating to Contamination or Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Taxes” means any Taxes imposed with respect to the Purchased Assets, the Assumed Liabilities or the Business for any Pre-Closing Period or any Taxes imposed on Seller in connection with the sale transaction provided for in this Agreement or on Seller for any period. For purposes of this Agreement, in the case of any Straddle Period, (a) Property Taxes for the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period, and (b) Taxes (other than Property Taxes) for the Pre-Closing Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or foreign governmental authority or instrumentality.

“Hazardous Material” means any substance, pollutant, contaminant, material and waste that is classified in any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials and radon gas.

“Intellectual Property” means (a) Patents, (b) Trademarks, (c) Copyrights, and (d) intellectual property rights arising from or in respect of the Know-How.

“Judgment” means any judgment, injunction, order or decree of any Governmental Entity.

“Know-How” means processes, methods, designs, formulae, technical information, trade secrets, know-how, drawings, blueprints, designs, quality assurance and control procedures, design tools, simulation capability, manuals and technical information provided to employees, customers, suppliers, agents, or licensees, research data concerning historic and current research and development efforts, including design of experiments and results of successful and unsuccessful designs and experiments, records, books or other indication of the foregoing.

“Knowledge” means the knowledge, with respect to Seller, of Carmen McCleary (Manager, Human Resources and Labor Relations – Electric, Environmental and Engine Systems), Kathryn Schwab (Manager, Environment, Health and Safety), Michael Gardner (General Manager – Electric Systems), and Tammy Dickow (Controller, Electric Systems) after making investigation of the subject matter with employees and personnel of the Seller who report directly to such individual.

“Law” means any national, state, local, supranational or foreign law, statute, code, order, ordinance, rule, regulation or treaty (including any Tax treaty), in each case promulgated by a Governmental Entity.

“Leased Real Property” means the leased property located at 8201 109th St. Ste. 500, Pleasant Prairie, Wisconsin, at which the Business is located.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means any mortgage, lien, pledge, security interest, charge, easement, lease, sublease, covenant, right of way, claim, restriction or encumbrance of any kind.

“Major Quality Escape” means (a) any material defect that reaches the original equipment manufacturer customer which does not have a Carrier approved remediation plan in place thirty (30) days following identification of such issue or (b) breach of the quality or delivery requirements in the Carrier Supply Agreement resulting in a termination by Carrier of the Carrier Supply Agreement.

“Material Adverse Effect” means any event, change or effect that is or could reasonably be expected to be materially adverse to the Purchased Assets or the Business, including the financial condition or results of operations of the Business taken as a whole; provided, however, that no such event, effect or change resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (a) the general conditions in the industries in which the Business operates, including competition in any of the geographic areas in which the Business operates; (b) general political, economic, financial or capital market conditions (including interest rates); (c) any act of civil unrest, war or terrorism, including an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war; (d) any conditions resulting from natural or manmade disasters or other acts of God; (e) the failure of the financial or operating performance of Seller or the Business to meet internal, Purchaser or analyst projections, forecasts or budgets for any period (but not including the underlying causes of such failure) (provided, that this clause (e) shall not be construed as implying that Seller is making any representation or warranty herein with respect to any internal, Purchaser or analyst projections, forecasts or budgets); (f) any action taken or omitted to be taken by or at the written request of Purchaser, or compliance with applicable Law or the covenants and agreements contained in this Agreement; (g) the execution, announcement, pendency or consummation of this Agreement, the Transaction or the other transactions contemplated hereby, or the identity of Purchaser; or (h) changes in any Law or GAAP or other applicable accounting principles or standard or any interpretations thereof; provided, further, that any event, effect or change referred to in clause (a) or (b) of the foregoing proviso may constitute a Material Adverse Effect, but only to the extent that such event, effect or change has a materially disproportionate impact on the Business compared to other businesses that operate in the industries in which the Business operates.

“Measured Product Units” means units of (1) Product ordered by Carrier or its Affiliates under the Carrier Supply Agreement and (2) Carrier orders for replacement/upgrade products under the Carrier Supply Agreement (if applicable).

“Minor Quality Escape Threshold” means less than 2,000 parts per million defects averaged over the course of a calendar year.

“Net Working Capital” means the current assets minus the current liabilities (such categories being set forth in the Sample Closing Statement) of the Business as of immediately prior to Closing on the Closing Date, but not including the Retention Bonus Amount.

“On Time Delivery Threshold” means on time delivery greater than 98% of the time, averaged over the course of a calendar year.

“Ordinary Course” means, with respect to any Person, in the ordinary course of that Person’s business consistent with past practice, including as to the quantity, quality and frequency.

“Patents” means patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof.

“Performance Metrics” means, collectively, the On Time Delivery Threshold and the Minor Quality Escape Threshold.

“Permits” means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Entity.

“Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested by appropriate Proceedings or that may thereafter be paid without penalty; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and on a basis consistent with past practice or in the Ordinary Course of the Business for amounts that are not delinquent; (c) Liens incurred or deposits made in the Ordinary Course of the Business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (d) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate; (e) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; (f) Liens not created by or consented to by Seller or any of its Subsidiaries that affect the underlying fee interest of any Leased Real Property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; provided, however, that (with respect to this clauses (e) and (f) only) if, and only if, any such item does not materially interfere with the ordinary conduct of the Business, as a whole.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Pre-Closing Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Prepaid Expenses” means rent, insurance, and other prepaid items that have not yet expired as reflected in Section 1.1(a) of the Seller Disclosure Schedules.

“Proceeding” means any judicial, administrative or arbitral actions, suits, audits, investigations or proceedings by or before any Governmental Entity.

“Product Recall Liabilities” means any Liabilities (a) arising in connection with (i) a recall of a Product instituted or required by a Governmental Entity, or (ii) a “fleet defect”, as defined in the Supply Agreement by and between BAE Systems Controls Inc. and Seller dated March 12, 2015, or (iii) an “Epidemic Failure”, as defined in the Carrier Supply Agreement, or (b) for warranty claims for Products sold prior to the Closing in excess of $610,000 in the aggregate in any twelve (12) month period following the Closing.

“Products” means all of Seller’s products and services that are designed, developed, manufactured, marketed, serviced, distributed, repaired, and/or sold by the Business.

“Property Taxes” means real, personal and intangible ad valorem property Taxes.

“Purchase Price” means the Base Purchase Price, as adjusted pursuant to Section 2.9 and Section 2.10.

“Representatives” of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor or representative of such Person.

“Seller Benefit Plan” means each compensation or benefits plan, program or arrangement (including those subject to ERISA, employment agreements, cash or equity-based bonus or incentive arrangements, severance arrangements, vacation policies and health and welfare plans) sponsored, maintained or contributed to or by UTC, Seller, or any other Subsidiaries of UTC or any of their respective ERISA Affiliates, for the benefit of any Employees (and any employees of the Business who, but for their termination of employment, would have been Employees).

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules dated as of the date of this Agreement, provided by Seller to Purchaser.

“Seller Payment” means, for any Applicable Year, an amount equal to the Shortfall for such Applicable Year multiplied by $350.

“Shortfall” means, for any Applicable Year, the positive difference, if any, between the applicable Annual Target and the sales under the Carrier Supply Agreement of Measured Product Units to Carrier for the Applicable Year.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company or other entity whether incorporated or unincorporated, of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is a general partner or managing member.

“Target Net Working Capital” means $5,384,000.

“Tax” means any tax of any kind, including any federal, state, local or foreign income, estimated, sales, use, ad valorem, receipts, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, excise, premium, property, customs, unclaimed property, net worth, capital gains, transfer, stamp, documentary, social security (or similar), environmental, alternative or add-on minimum, occupation, and any other duty, assessment, or governmental charge, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement required to be filed with any Taxing Authority relating to Taxes, including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Trademarks” means the registered and unregistered trademarks, service marks, trade names, service names, trade dress and logos, including all goodwill associated therewith, and registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing that are used exclusively in the Business or required exclusively for the operation of the Business as currently conducted. In no event shall any Names be deemed a Trademark.

“Transaction Documents” means this Agreement, the Proprietary Information License Agreement, the Transition Services Agreement and the General Bill of Sale.

“Transferred Names” means the names "Electromagnetic Enterprise", "eMe" and any derivatives thereof, and the goodwill related thereto, if any. In no event shall any Names be deemed Transferred Names.

“UTC” means United Technologies Corporation.

“WARN” means the Worker Adjustment Retraining and Notification Act, 29 U.S.C. Section 2101 et seq., as amended.

Section 1.2     Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section
Accounting Firm	2.10(d)
Accounting Principles	2.10(b)
Adjustment Determination Date	2.9(e)
Adjustment Review Period	2.9(c)
Adjustment Standard	2.9(b)
Adjustment Statement	2.9(b)
Agreement	Preamble
Allocation Schedule	2.11
Approvals	2.12
Assumed Liabilities	2.6
Balance Sheet Date	3.5
Business	Recitals
Business Balance Sheet	3.5
Business Financial Statements	3.5
Business Intellectual Property	2.4(b)
Business Permits	3.12(b)
Business Tangible Property	2.4(d)
Cap	9.2(a)
Closing	2.3
Closing Date	2.3
Closing Statement	2.10(b)
Confidentiality Agreement	5.3(b)
De Minimis Claim	9.2(b)
Deductible	9.2(b)(i)
Determination	2.10(e)
Determination Date	2.10(f)
Discussion Period	2.9(d)
Dispute Notice	2.9(d)

Excluded Assets	2.5
Fundamental Representations	9.1(a)
General Assignment and Bill of Sale	2.8(a)(v)
Identified Employee	5.13(b)
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Inventory	2.4(f)
Key Employee	5.13(a)
Lease	3.10
Material Contracts	3.11(a)
Material Customers	3.19(a)
Material Suppliers	3.19(b)
Names	5.8(a)
Original Phase I Assessment	5.8(a)
Outside Date	8.1(d)
Post-Closing Statement	2.9(c)
Proprietary Information License Agreement	2.8(a)(iii)
Purchased Assets	2.4
Purchaser	Preamble
Purchaser Indemnified Parties	9.2(a)
Purchaser Material Adverse Effect	4.1
Purchaser Proposed Adjustment	2.9(a)
Purchaser’s Allocation	2.11
QOE	2.9(a)
Resale Certificate	2.8(a)(vi)
Retained Liabilities	2.7
Retention Bonus Amount	5.6(a)
Review Period	2.10(c)
Sample Closing Statement	2.10(a)
Seller	Preamble
Seller Indemnified Parties	9.3(a)
Seller Proposed Adjustment	2.9(b)
Seller’s Allocation Notice	2.11
Shortfall Certificate	5.15(a)
Shortfall Dispute Notice	5.15(a)
Shortfall Review Priod	5.15(a)
Third Party Claim	9.4(a)
Transaction	Recitals
Transfer Taxes	6.2
Transferred Employees	5.6(a)
Transition Services Agreement	2.8(a)(iv)
Working Capital Adjusted Purchase Price	2.10(g)

ARTICLE II.
PURCHASE AND SALE; CLOSING

Section 2.1     Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, assign, transfer and convey to Purchaser the Purchased Assets, for good and valuable consideration including the payment by Purchaser of the Purchase Price and the assumption by Purchaser of the Assumed Liabilities.

Section 2.2     Purchase Price. The aggregate purchase price payable at the Closing, subject to adjustment as contemplated hereby, shall be Sixty-Four Million Five Hundred Thousand US Dollars ($64,500,000) (the “Base Purchase Price”, and as adjusted pursuant to Section 2.9 and Section 2.10).

Section 2.3     Closing Date. The closing of the Transaction (the “Closing”) shall take place effective at 11:59 pm New York City time, at the offices of Seller, on the third Business Day following the date on which the last of the conditions set forth in Article VII (other than those conditions that are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof) or at such other place, time and date as may be agreed among Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4     Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date and at the Closing, Seller shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of the Seller’s right, title and interest in and to the following assets (the “Purchased Assets”):

(a)     Any and all Contracts primarily related to the Business (the “Assigned Contracts”) including the Contracts with customers, in each case as disclosed on Section 2.4(a) of the Seller Disclosure Schedules; provided that in no event shall any Contracts solely among Seller and its Affiliates be deemed an Assigned Contract or a Purchased Asset except those Contracts with Affiliates set forth on Section 2.4(a) of the Seller Disclosure Schedules;

(b)     the Lease (including any deposits thereunder) and the rights to the Leased Real Property as set forth in the Lease;

(c)     The Business Intellectual Property, the Transferred Names and the Copyrights and the Trademarks used exclusively in the Business or required exclusively for the operation of the Business as currently conducted;

(d)     All tangible assets that relate exclusively to the Business including all equipment, tooling, fixed assets, personal property and office furniture located at the Leased Real Property and tangible assets set forth on Section 2.4(d) of the Seller Disclosure Schedules (the “Business Tangible Property”);

(e)     Any notes, debentures, trade receivables (current and noncurrent) and other accounts receivable, other than from Seller and any of its Subsidiaries arising out of the Assigned Contracts or sales of Products to customers of the Business;

(f)     The raw materials, work-in-process, finished goods, supplies and other inventories relating exclusively to the Business or the Assigned Contracts and located at the Leased Real Property (collectively, the “Inventory”);

(g)     The transferable Business Permits listed in Section 2.4(g) of the Seller Disclosure Schedules;

(h)     The Prepaid Expenses;

(i)     All goodwill in the Business; and

(j)     Any and all documents, instruments, papers, books, records, books of account, files and data (including customer and supplier lists, and repair and performance records), catalogs, brochures, sales literature, promotional materials, certificates and other documents to the extent exclusively relating to the Business or the Purchased Assets or the Employees and located at the Leased Real Property and in the possession of the Seller, other than (i) any books, records or other materials that the Seller are required by Law to retain (copies of which, to the extent permitted by Law, will be made available to Purchaser upon Purchaser’s reasonable request) and (ii) copies of employment records for Transferred Employees reasonably requested by Purchaser to comply with the covenants set forth in Section 5.6; provided, that, with respect to any such books, records or other materials that are Purchased Assets pursuant to this clause (j), Seller shall be permitted to keep (A) one (1) copy of such books, records or other materials to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures, and (B) such books, records or other materials in the form of so-called “back-up” electronic tapes in the Ordinary Course of the Business.

A single asset may fall within more than one of clauses (a) through (j) in this Section 2.4; such fact does not imply that (i) such asset shall be transferred more than once or (ii) any duplication of such asset is required. Anything to the contrary in this Agreement notwithstanding, no Intellectual Property that does not fall within clause (c) or clause (j) of this Section 2.4 will be deemed to be included in any other clause of this Section 2.4.

Section 2.5     Excluded Assets. Notwithstanding anything to the contrary contained herein, any and all of Seller’s right, title and interest in and to the following assets (the “Excluded Assets”) shall be specifically excluded from, and shall not constitute, the Purchased Assets:

(a)     Any and all assets related to the Seller Benefit Plans;

(b)     Any and all loans and advances, if any, by the Seller to any of its Affiliates;

(c)     Any and all Intellectual Property, other than the Business Intellectual Property and the Transferred Names, Copyrights and Trademarks included in the Purchased Assets;

(d)     Any and all Contracts other than the Assigned Contracts;

(e)     Except for the Leased Real Property, all owned and leased real property and other interests in real property;

(f)     Any and all refunds or credits of or against Excluded Taxes;

(g)     Tax Returns and other books and records related to Taxes paid or payable by Seller or any of its Affiliates;

(h)     Any and all Cash Amounts;

(i)     Any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements whether or not relating to the Business, for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies for all periods before, through and after the Closing;

(j)     Any and all non-transferrable Business Permits; and

(k)     Any and all other assets of Seller not specifically included in the Purchased Assets.

The Parties acknowledge and agree that neither Purchaser nor any of its Subsidiaries will acquire or be permitted to retain any direct or indirect right, title and interest in any Excluded Assets. For the avoidance of doubt, no right, title and interest in and to the Intellectual Property described in this Section 2.5 are being acquired by Purchaser.

Section 2.6     Assumed Liabilities. At the Closing, Purchaser shall assume and agree to discharge or perform the following Liabilities of Seller that are related to or arising out of the Purchased Assets (the “Assumed Liabilities”):

(a)     Liabilities arising out of or relating to the Assigned Contracts initially arising or accruing following the Closing which are not the result of or caused by any breach or default by Seller prior to the Closing (other than warranty claims as contemplated by Section 2.6(c) below);

(b)     Liabilities with respect to the deferred revenue of the Business to the extent included in the Net Working Capital;

(c)     warranty claims in the Ordinary Course of the Business for repair or replacement only of Products sold prior to Closing pursuant to written warranties extended to customers, but specifically excluding any and all Product Recall Liabilities;

(d)     trade accounts payable to vendors and suppliers for Products for which payment is not due until following the Closing Date to the extent included in the Net Working Capital; and

(e)     all wages and employee benefits of the Employees payable after the Closing Date to the extent included in the Net Working Capital.

A single Liability may fall within more than one of clauses (a) through (e) in this Section 2.6; such fact does not imply that (i) such Liability shall be transferred more than once or (ii) any duplication of such Liability is required. The fact that a Liability may be excluded under one clause does not imply that it is not intended to be included under another.

Section 2.7     Retained Liabilities. Seller shall retain, and Purchaser shall not assume, all Liabilities of Seller and the Business other than the Assumed Liabilities (the “Retained Liabilities”), including the following:

(a)     Except as set forth in Section 5.6, any and all Liabilities related to the Seller Benefit Plans;

(b)     All loans and advances, if any, by any Affiliate of Seller to Seller;

(c)     All Liabilities arising out of or related to Contracts of Seller other than the Assigned Contracts;

(d)     All Excluded Taxes;

(e)     Except as set forth in Section 2.6(c), all Liabilities arising out of the sale of Products which were sold on or prior to the Closing Date;

(f)     all Liabilities arising out of or related to the Excluded Assets; and

(g)     Liabilities with respect to acts, omissions, events or circumstances relating to the current or former employees of the Busines that occurred or existed prior to the Closing, including those occurrences, events, incidents and accidents that have occurred prior to the Closing Date but are not discovered until after the Closing Date.

The Parties acknowledge and agree that neither Purchaser nor any of its Subsidiaries will assume or be responsible for any Retained Liabilities.

Section 2.8       Closing Deliveries. At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(i)     payment, by wire transfer(s) to one or more bank accounts designated in writing by Seller (such designation to be made by Seller at least two (2) Business Days prior to the Closing Date), an amount in immediately available Dollars equal to the Base Purchase Price;

(ii)     the certificate to be delivered pursuant to Section 7.2(c);

(iii)     a counterpart of the Proprietary Information License Agreement substantially in the form attached as Exhibit A hereto (the “Proprietary Information License Agreement”), duly executed by Purchaser;

(iv)     a counterpart of the Transition Services Agreement substantially in the form attached as Exhibit B hereto (the “Transition Services Agreement”), duly executed by Purchaser;

(v)     a counterpart of the General Assignments and Assumptions and Bills of Sale for the Purchased Assets and Assumed Liabilities, by and between Seller and Purchaser (the “General Assignment and Bill of Sale”), duly executed by Purchaser;

(vi)     the resale certificate for the Inventory (“Resale Certificate”), duly executed by Purchaser.

(b)          At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i)     the certificate to be delivered pursuant to Section 7.1(c);

(ii)     a counterpart of the Proprietary Information License Agreement duly executed by Seller;

(iii)     a counterpart of the Transition Services Agreement duly executed by Seller;

(iv)     a counterpart of the General Assignment and Bill of Sale, duly executed by Seller;

(v)     a duly executed certificate of non-foreign status from Seller, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B); and

(vi)     evidence that the Contracts exclusively related to the Business by and between Seller and any Affiliate have been terminated, other than those Contracts set forth on Section 2.8(b) of the Seller Disclosure Schedules.

Section 2.9       Quality of Earnings Adjustment. (a) Attached hereto as Exhibit D is the Quality of Earnings Assessment of the Business prepared by BDO USA, LLP on behalf of Purchaser (the “QOE”). The parties acknowledge and agree that they have mutually resolved all issues presented in the QOE and made all related adjustments prior to the date of this Agreement, except for the proposed adjustment of $585,000 (the “Purchaser Proposed Adjustment”) to reduce the unreconciled and unexplained balances for the cost of sales and operating expenses as noted in item F on page 6 of the QOE.

(b)     Within sixty (60) days following the Closing, Seller shall deliver to Purchaser (i) a statement (the “Adjustment Statement”) setting forth the amount of the adjustment to the Purchaser Proposed Adjustment, if any, that Seller believes is required (the “Seller Proposed Adjustment”) so that the cost of sales and operating expenses of the Business for the period of January 1, 2016 to June 30, 2016 as originally presented by Seller to Purchaser for such period are properly reflected in accordance with the Adjustment Standard, and (ii) documentation to support the Seller Proposed Adjustment, if any, set forth in the Adjustment Statement. “Adjustment Standard” shall mean prepared in accordance with GAAP and the standard accounting policies of United Technologies Corporation so long as such accounting policies are in accordance with GAAP, with the unreconciled and unexplained balances for the cost of sales and operating expenses as noted in item F on page 6 of the QOE reflected as if they were to be audited.

(c)     Purchaser shall have sixty (60) days (the “Adjustment Review Period”) from the date of receipt by Purchaser of the Adjustment Statement to review the Seller Proposed Adjustment and the related documentation. During the Adjustment Review Period and, if applicable, the Discussion Period, Purchaser and its accountants, attorneys and other Representatives shall have reasonable access during normal business hours to the books and records of Seller or any other documents on which the Seller Proposed Adjustment is based, or which may be reasonably required by Purchaser’s accountants or advisors, including the working papers of Seller and (subject to customary indemnification letters) its accountants and representatives, if any, prepared in connection with the Adjustment Statement. Seller hereby agrees that following the Closing Date and prior to the completion of the determination of any Adjustment and any amount payable pursuant to Section 2.9(f) hereunder, Seller shall preserve and not alter or destroy any of the books, records or other documents on which the Seller Proposed Adjustment is based, or which may be reasonably required by Purchaser’s accountants or advisors.

(d)     In the event Purchaser disagrees with any or all of the Seller Proposed Adjustment, Purchaser shall deliver to Seller within the Adjustment Review Period a written notice of dispute (a “Dispute Notice”), which shall set forth, in reasonable detail, the items and amounts in dispute. Purchaser and Seller shall use reasonable efforts to resolve the dispute within twenty (20) Business Days (the “Discussion Period”), commencing on the date Seller receives the Dispute Notice from Purchaser. If Seller and Purchaser do not agree upon a final resolution within the Discussion Period, then the proper amount of the Purchaser Proposed Adjustment, if any, shall be submitted for resolution to the Accounting Firm, and in determining the appropriate amount of the Purchaser Proposed Adjustment, if any, the Accounting Firm shall determine the amount of the Purchaser Proposed Adjustment that is necessary so that the cost of sales and operating expenses of the Business for the period of January 1, 2016 to June 30, 2016 as originally presented by Seller to Purchaser for such period are properly reflected in accordance with the Adjustment Standard. The parties agree to follow the dispute procedures set forth in Section 2.10(e) below.

(e)     The right to have the Base Purchase Price adjusted pursuant to this Section 2.9 is the sole and exclusive remedy of the Purchaser with respect to the QOE and any results thereof, except for claims for fraud. The earliest to occur of (i) mutual agreement by Purchaser and Seller on the proper amount of the Adjustment; (ii) the delivery of the Determination with respect to the Adjustment; (iii) the delivery by Purchaser of written confirmation that it accepts the Seller Proposed Adjustment; and (iv) the first day following the end of the Adjustment Review Period if no Dispute Notice has been delivered by Purchaser, shall be the date upon which the Adjustment Statement and the amount of the Adjustment is deemed final (such date, the “Adjustment Determination Date”).

(f)     Within ten (10) Business Days after the Adjustment Determination Date, Seller shall pay to Purchaser by wire transfer of immediately available funds, to an account or accounts specified by Purchaser, an amount equal to (A) 5.861 multiplied by (B) the amount of the Adjustment (as finally determined pursuant to Section 2.9(e)). Notwithstanding the foregoing, in no event shall any amount be paid pursuant to this Section 2.9(f) in the event the amount payable pursuant to Section 2.9(f) is less than or equal to $50,000.

Section 2.10     Net Working Capital Adjustment. Section 2.10 of the Seller Disclosure Schedules sets forth a calculation of the Net Working Capital as of the Balance Sheet Date (the “Sample Closing Statement”) and accounting principles used in such calculation.

(b)     Within sixty (60) days following the Closing, Purchaser shall prepare and deliver to Seller (i) a closing statement (the “Closing Statement”) setting forth the Net Working Capital, (ii) the Retention Bonus Amount and (iii) the amount payable (if any) by Purchaser or Seller pursuant to Section 2.10(g). The Closing Statement shall be prepared in accordance with the same accounting principles, practices, methodologies and policies, including the use of the same line items and line item entries, set forth on and used in the preparation of the Sample Closing Statement; provided, however, that assets newly acquired and liabilities newly incurred following the date of the Sample Closing Statement which cannot be appropriately placed in line items previously used by Seller, but that constitute Purchased Assets or Assumed Liabilities will also be included to the extent consistent with the accounting principles, practices, methodologies and policies applied in preparing the Sample Closing Statement (the principles, practices, methodologies and policies so determined, the “Accounting Principles”). Seller and Purchaser acknowledge that (A) the sole purpose of the determination of the Closing Statement is to adjust the Purchase Price so as to reflect the change in Net Working Capital resulting only from the operation of the Business and (B) such change can only be measured properly only if the calculation is done using the same Accounting Principles.

(c)     Seller shall have sixty (60) days (the “Review Period”) from the date of receipt by Seller of the Closing Statement to review the calculations set forth therein and the Retention Bonus Amount. During the Review Period and, if applicable, the Discussion Period (as defined below), Seller and its accountants, attorneys and other Representatives shall have reasonable access during normal business hours to the books and records of Purchaser or any other documents on which the calculations set forth in the Closing Statement or the calculations of the Retention Bonus Amount are based, or which may be reasonably required by Seller’s accountants or advisors, including the working papers of Purchaser and (subject to customary indemnification letters) its accountants and representatives, if any, prepared in connection with the Closing Statement or the Retention Bonus Amount. Purchaser hereby agrees that following the Closing Date and prior to the completion of the determination of the final Net Working Capital, the final Retention Bonus Amount and any amount payable pursuant to Section 2.10(g) hereunder, Purchaser shall preserve and not alter or destroy any of the books and records relating to the Purchased Assets or the Assumed Liabilities, or any other documents on which the calculations set forth in the Closing Statement or the calculations for the Retention Bonus Amount are based, or which may be reasonably required by Seller’s accountants or advisors.

(d)     In the event Seller disagrees with any or all of the Closing Statement or the Retention Bonus Amount, Seller shall deliver to Purchaser within the Review Period a Dispute Notice, which shall set forth, in reasonable detail, the items and amounts in dispute. Purchaser and Seller shall use reasonable efforts to resolve the dispute within the Discussion Period commencing on the date Purchaser receives the Dispute Notice from Seller. If Seller and Purchaser do not agree upon a final resolution within the Discussion Period, then the items remaining in dispute may be submitted thereafter for resolution to an independent accounting firm of nationally recognized standing and mutually acceptable to Purchaser and Seller (the “Accounting Firm”).

(e)     The Accounting Firm shall be engaged to serve as an accountant, and not as an arbitrator, and the terms of appointment and engagement of the Accounting Firm shall be consistent therewith, consistent with this Section 2.10, and otherwise as agreed upon between Seller and Purchaser. The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Seller and Purchaser based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm. Purely by way of illustration, if the items in dispute were to amount to $1,000 and the Accounting Firm were to award $600 in favor of Seller’s position, 60% of the cost of its review would be borne by Purchaser and 40% of the cost of its review would be borne by Seller. Seller and Purchaser shall use their reasonable best efforts to direct the Accounting Firm to render a determination (the “Determination”) of the dispute within thirty (30) Business Days after referral of the matter to the Accounting Firm, which Determination must be in writing and must set forth, in reasonable detail, the basis therefor. In making the Determination regarding such dispute, the Accounting Firm shall select, with respect to each item in dispute, an amount equal to either Purchaser’s position as set forth in the Closing Statement or the calculation of the Retention Bonus Amount, as applicable, or Seller’s position, as set forth in the Dispute Notice or an amount within the range of the respective positions. Each of Seller and Purchaser and their respective representatives shall be afforded the opportunity to present to the Accounting Firm any material such party deems relevant to the Determination, and shall have a continuing opportunity to discuss the matter and its position with the Accounting Firm, but no such presentation of materials or communication shall be on an ex parte basis unless agreed to in writing by the other party. The Determination shall be final, conclusive and binding upon Seller and Purchaser. If Seller does not timely deliver a Dispute Notice or delivers a notice of acceptance of the Closing Statement and the Retention Bonus Amount as prepared by Purchaser, the Closing Statement and Purchaser's calculation of the Retention Bonus Amount shall be deemed final, conclusive and binding upon Seller and Purchaser.

(f)     The procedures set forth in this Section 2.10 are the sole and exclusive mechanism for the adjustment of the Base Purchase Price for the Net Working Capital and the Retention Bonus Amount adjusted as set forth herein. The earliest to occur of (i) mutual agreement by Purchaser and Seller; (ii) the delivery of the Determination; (iii) the delivery by Seller of written confirmation that it accepts the Closing Statement and the Retention Bonus Amount as delivered by Purchaser; and (iv) the first day following the end of the Review Period if no Dispute Notice has been delivered by Seller, shall be the date upon which the Closing Statement and the Retention Bonus Amount is deemed final (such date, the “Determination Date”).

(g)     The Base Purchase Price shall be (i) increased by the amount by which the Net Working Capital (as finally determined pursuant to Section 2.10(f)) exceeds the Target Net Working Capital, if any or (ii) decreased by the amount by which the Net Working Capital (as finally determined pursuant to Section 2.10(f)) is less than the Target Net Working Capital, if any. The Base Purchase Price, as adjusted pursuant to this Section 2.10(f), is referred to as the “Working Capital Adjusted Purchase Price”. If the Base Purchase Price is less than the Working Capital Adjusted Purchase Price by at least $100,000, Purchaser shall pay to Seller dollar for dollar the amount by which the Working Capital Adjusted Purchase Price exceeds the Base Purchase Price by wire transfer of immediately available funds, to an account or accounts specified by Seller, within ten (10) Business Days after the Determination Date. If the Base Purchase Price is more than the Working Capital Adjusted Purchase Price by at least $100,000, Seller shall pay to Purchaser dollar for dollar the amount by which the Base Purchase Price exceeds the Working Capital Adjusted Purchase Price by wire transfer of immediately available funds, to an account or accounts specified by Purchaser, within ten (10) Business Days after the Determination Date.

(h)     Seller shall pay to Purchaser dollar for dollar the Retention Bonus Amount (as finally determined pursuant to Section 2.10(f)) by wire transfer of immediately available funds, to an account or accounts specified by Purchaser, within ten (10) Business Days after the Determination Date.

Section 2.11     Purchase Price Allocation. Seller and Purchaser agree to allocate and, as applicable, to cause their relevant Affiliates to allocate, the Purchase Price and any other items that are treated as additional consideration for Tax Purposes among the Purchased Assets in accordance with the categories set forth on Exhibit C attached hereto (the “Allocation Schedule”). No later than ninety (90) days after the date on which the Purchase Price is finally determined pursuant to Section 2.9 and Section 2.10, Purchaser shall deliver to Seller a proposed allocation of the Purchase Price (as finally determined pursuant to Section 2.9 and Section 2.10) and any other items that are treated as additional consideration for Tax Purposes to Seller as of the Closing Date determined in a manner consistent with the Allocation Schedule, Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Purchaser’s Allocation”). If Seller disagrees with Purchaser’s Allocation, Seller may, within thirty (30) days after delivery of Purchaser’s Allocation, deliver a notice (the “Seller’s Allocation Notice”) to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation. If the Seller’s Allocation Notice is duly delivered, Seller and Purchaser shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (as finally determined pursuant to Section 2.9 and Section 2.10) and any other items that are treated as additional consideration for Tax Purposes to Seller. If Seller and Purchaser are unable to reach such agreement at the end of such twenty (20) day period, or such later date as agreed to by Purchaser and Seller, then Purchaser and Seller shall file IRS Form(s) 8594 and any federal, state and local income Tax Returns allocating the Purchase Price among the Purchased Assets in the manner each believes is appropriate determined in a manner consistent with the Allocation Schedule. The parties shall promptly advise one another of the existence of any Tax audit, controversy or litigation related to any allocation hereunder.

Section 2.12     Non-Assignment. This Agreement shall not constitute an agreement to assign or transfer any of the Assigned Contracts if an attempted assignment or transfer thereof or change of control of the Business would, without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (collectively, “Approvals”), (a) constitute a breach thereof, (b) be reasonably likely to make such assignment, or transfer or change of control void or voidable or (c) adversely affects any of the rights intended to be conveyed hereunder, and such Approval is not obtained at or before the Closing. If the Closing occurs and the circumstances described in clauses (a), (b) or (c) of the preceding sentence exist, then Seller will cooperate with Purchaser in good faith without further consideration (other than as provided in subclause (B) of this sentence) in any arrangement reasonably acceptable to Purchaser and Seller intended to both (A) provide Purchaser with the benefit of any such Assigned Contract and (B) cause Purchaser to bear all costs and Liabilities initially arising or accruing following the Closing of, or under any such Assigned Contract. For so long as the Seller holds any Assigned Contracts pursuant to the preceding sentences of this Section 2.11, Purchaser shall, as successor to the Business, perform all obligations required to be performed by the Business initially arising or accruing following the Closing in connection with such Assigned Contracts and indemnify and hold Seller and its Affiliates (including UTC) and their respective Affiliates harmless from and against all Covered Losses incurred or asserted as a result of Seller’s or any such Affiliate’s or their respective Affiliate’s with respect thereto. Notwithstanding anything contained herein to the contrary, any transfer or assignment to Purchaser of any Assigned Contract that shall require an Approval as described above in this Section 2.11 shall be made subject to such Approval being obtained.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in, or qualified by any matter set forth in the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Schedules shall be deemed to have been disclosed in any other section in the Seller Disclosure Schedules to which the applicability of such disclosure is reasonably apparent from the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1     Organization, Standing and Power. Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all necessary organizational power and authority to carry on the Business in all material respects as presently conducted.

Section 3.2     Authority; Execution and Delivery; Enforceability. Seller has all necessary power and authority to execute this Agreement and the other Transaction Documents and to consummate the Transaction and the other transactions contemplated hereby. The execution and delivery by Seller of this Agreement and the other Transaction Documents and the consummation of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate or other action of the Seller. Seller has duly executed and delivered this Agreement and will have, as of the Closing, duly executed and delivered the other Transaction Documents, and assuming due authorization, execution and delivery by Purchaser, this Agreement and the Transaction Documents constitute or will constitute its valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

Section 3.3     No Conflicts; Consents. The execution and delivery by Seller of this Agreement and the other Transaction Documents does not, and the consummation of the Transaction and the other transactions contemplated hereby and compliance by Seller with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the Purchased Assets under, any provision of (a) the certificate of incorporation or bylaws of the Seller or (b) any Judgment or Law applicable to the Business or the Purchased Assets. No Approval of any Governmental Entity or any other Person is required to be obtained or made by or with respect to the Seller in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents or the consummation of the Transaction and the other transactions contemplated hereby, other than in respect of any Business Permits or Assigned Contracts listed on Section 3.3 of the Seller Disclosure Schedules.

Section 3.4     Proceedings. Except as set forth in Section 3.4(a) of the Seller Disclosure Schedules, as of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Seller, threatened in writing, against the Seller with respect to the Business. Except as set forth in Section 3.4(b) of the Seller Disclosure Schedules, within the prior three (3) years, there have been no Proceedings against the Seller derived from or specific to or specifically affecting the Business or its operations.

Section 3.5     Financial Statements. Section 3.5 of the Seller Disclosure Schedules sets forth (a) the unaudited balance sheet and profit and loss statement of the Business prepared internally (together with the notes and schedules thereto, if any, the “Business Balance Sheet”) for the six (6) month period ended June 30, 2016 (the “Balance Sheet Date”) and (b) the unaudited balance sheet and profit statement for the twelve (12) month period ended December 31, 2015, together with the notes and schedules thereto, if any (clauses (a) and (b), collectively, the “Business Financial Statements”). The Business Financial Statements have been prepared (a) from the books and records of the Business, (b) in accordance with the Accounting Principles, consistently applied, in each case except as noted therein, and where the failure to be so prepared would not inaccurately present the financial position and results of operations of the Business in any material respect, provided that the Business Financial Statements lack footnotes and other presentation items and are subject to normal year-end adjustments, and (c) were derived from the financial reporting systems and the consolidated financial statements of Seller, which were prepared in accordance with GAAP. The Business Financial Statements fairly and accurately present in all material respects the financial condition of the Business as of the dates thereof and the results of operations of the Business for the periods indicated; provided, however, that the Business Financial Statements lack footnotes and other presentation items and are subject to normal year-end adjustments. All accounts receivable of the Business, whether reflected on the Business Financial Statements or subsequently created, have arisen from bona fide transactions in the ordinary course and represent valid obligations to Seller. To the Knowledge of Seller, there is no contest, claim or right of set-off relating to the amount or validity of any such accounts receivable.

Section 3.6     Absence of Undisclosed Liabilities. As of the date hereof, to the Knowledge of Seller, the Business does not have any Liabilities other than Liabilities that: (a) are reflected or reserved against in the Business Balance Sheet, (b) were incurred since the Balance Sheet Date in the Ordinary Course of the Business, (c) are Retained Liabilities, (d) are expressly the obligation of Seller pursuant to this Agreement or (e) contingent Liabilities under Contracts entered into in the Ordinary Course of the Business which are not required by GAAP to be included in the Business Balance Sheet.

Section 3.7     Absence of Changes or Events. Except in connection with or in preparation for the Transaction and the other transactions contemplated by this Agreement, from and after the Balance Sheet Date, the Business has been conducted in the ordinary course and there has not been nor has there occurred any event, change, or effect that is reasonably expected to have a Material Adverse Effect.

Section 3.8     Title to and Sufficiency of Assets.

(a)     Except as set forth in Section 3.8(a) of the Seller Disclosure Schedules, as of the Closing, (a) the Purchased Assets, (i) taking into account the Transaction Documents and all of the assets, services, products, Intellectual Property and Know-How to be provided, acquired, leased or licensed under the Transaction Documents and (ii) assuming all Approvals and Business Permits have been obtained or transferred, together with all services described in Section 4.7, constitute all of the assets necessary to conduct the Business in all material respects in the manner currently conducted and (b) the tangible property of the Business included in the Transferred Assets is in good operating condition and repair, ordinary wear and tear excepted.

(b)     Except as set forth in Section 3.8(b) of the Seller Disclosure Schedules, Seller has good and valid title to, or a valid leasehold interest in or other right to use under the Assigned Contracts, each of the Transferred Assets, free and clear of all Liens other than Permitted Liens.

Section 3.9     Intellectual Property. Section 3.9(a) of the Seller Disclosure Schedules sets forth a true and complete list of all registered patents, including applications therefor, included in the Business Intellectual Property, as of the date of this Agreement.

(b)     (i) none of the Business Intellectual Property is subject to any Judgment adversely affecting the use thereof or rights thereto by Seller and its Subsidiaries; (ii) to the Knowledge of Seller, there is no opposition or cancellation Proceeding pending against Seller and its Subsidiaries concerning the ownership, validity, enforceability or infringement of any Business Intellectual Property; (iii) to the Knowledge of Seller, there is no infringement or misappropriation, or other violation, or any written allegation made thereof, of any Business Intellectual Property; and (iv) neither Seller nor its Subsidiaries has received any written notice within the one (1)-year period prior to the date of this Agreement alleging that any of the Business Intellectual Property infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property of any other Person or challenging the validity, enforceability or ownership of any Business Intellectual Property.

(c)     The Seller owns, is licensed or otherwise possesses rights to use or exploit all Business Intellectual Property necessary to conduct the Business as presently conducted. The Patents included in the Business Intellectual Property do not infringe, misappropriate, violate or otherwise conflict with the Intellectual Property of any other Person in any material respect.

(d)     The Business Intellectual Property, together with the Transferred Names and the Copyrights and Trademarks included in the Purchased Assets, taking into account the Intellectual Property and Know-How to be licensed under the Proprietary Information License Agreement, constitute all of the Intellectual Property necessary to conduct the Business in the manner currently conducted in all material respects.

(e)     All personnel and contractors who have been or are involved in the creation of any Business Intellectual Property are subject to a corporate procedure that requires them to execute an agreement to assign any Business Intellectual Property to Seller, and such agreements are effective to assign all Business Intellectual Property to Seller. Agreements have been executed in accordance with this procedure for (i) all contractors and current personnel, and (ii) any Patents listed in Section 2.4(c) of the Seller Disclosure Schedules. For all other personnel, subject to Seller’s Knowledge, such agreements have been executed in accordance with this corporate procedure. No personnel or contractors have disputed Seller’s rights in any Business Intellectual Property. No inventor compensation is due or payable or will become due or payable on the Business Intellectual Property.

(f)     Any other representation and warranty contained in this Agreement notwithstanding, the representations and warranties set forth in Section 3.9 constitute the sole representations and warranties of Seller relating to the Business Intellectual Property.

Section 3.10     Leased Real Property. The Business has no interest in any real property other than the Leased Real Property. Section 3.10 of the Seller Disclosure Schedules sets forth the address of each parcel of real property leased by the Business (the “Leased Real Property”, and a true and complete list of all leases for each such Leased Real Property (each, a “Lease”). Seller has made available to Purchaser a true and complete copy of each such Lease. With respect to each of the Leases: (i) Such lease is legal, valid and binding on the Business, and in full force and effect in accordance with its terms subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law); (ii) Neither the Seller nor any of its Affiliates, nor to the Knowledge of Seller, any other party to the Lease, is in breach or default under any provision is such Lease; and (iii) the Business has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof. To the Knowledge of the Seller, there is no condemnation, expropriation or other proceeding in eminent domain or any similar proceeding pending or threatened affecting the Business’ interest in any Leased Real Property. There exists no writ, injunction, decree, order or judgment outstanding, nor any litigation, pending, or to the Knowledge of the Seller, threatened in writing, relating to the lease, use, occupancy or operation of the Business of any Leased Real Property. All buildings, structures and improvements located on, fixtures contained in, and appurtenances attached to the Leased Real Property are in good condition and repair, normal wear and tear excepted.

Section 3.11     Contracts. Section 3.11 of the Seller Disclosure Schedules sets forth as of the date of this Agreement the following Contracts (other than purchase orders and invoices entered into in the Ordinary Course of the Business) to which Seller or a Subsidiary of Seller is a party relating to the Business (other than any Contract that is an Excluded Asset, or any Contract that is used to provide services, assets or products pursuant to the Transaction Documents) (the “Material Contracts”):

(i)     Any Contract (or group of related Contracts) for the lease of personal property from any Person providing for lease payments in excess of $50,000 per annum;

(ii)     Any Contract (or group of related Contracts) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of goods or services, the performance of which will involve annual consideration in excess of $100,000 and any Contract with a Material Customer or Material Supplier;

(iii)     Any Contract concerning a partnership or joint venture involving the Business;

(iv)     Any contract (or group of related Contracts) under which it has created, incurred, assumed, or guaranteed any Indebtedness;

(v)     Any collective bargaining agreement;

(vi)     Any Contract with any Employee regarding severance or which imposes material obligations on the Business which will continue after Closing (other than at-will offer letters and benefits which are made available to all employees);

(vii)     Any Contract for the sale of any assets or properties other than in the ordinary course of business or Contracts with respect to mergers or acquisitions or other rights to purchase any of the assets or properties of the Business;

(viii)     Any Contract for the lease of real property;

(ix)     Any Contract solely with respect to the Business Intellectual Property included in the Purchased Assets;

(x)     Any Contract that provides any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers of the Business, including any Contract which contains a “most favored nation” provision; and

(xi)     Any Contract containing covenants purporting to limit the freedom of the Business to compete in any business, to compete in any geographic area or to solicit any customers or personnel.

(b)     Each Material Contract been made available to Purchaser, is legal, valid and binding on the Business and is in full force and effect in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium Laws or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). No Material Contract has been breached in any material respect by the Seller or, to the Knowledge of Seller, by any other party thereto, nor does any condition exist which, with or without notice or lapse of time, or both, would cause the Seller, or, to the Knowledge of Seller, any other party, to be in default under any of the Material Contracts or would constitute a breach or default or permit termination, modification or acceleration under any such Material Contract. Seller has (i) not received any written notice of cancellation or termination or, other than pursuant to the terms of such Material Contract existing as of the date hereof, change in material terms (including, pricing, term and volume) of any such Material Contract or (ii) during the two (2) years prior to the date hereof, obtained or granted any material waiver of or under any provision of any such Material Contract except for routine waivers granted or sought in the Ordinary Course of the Business. To the Knowledge of Seller no default has been threatened under any Material Contract. Except as set forth on Section 3.11 of the Seller Disclosure Schedules, the consummation of the transactions contemplated by this Agreement shall not afford any other party the right to terminate, modify or accelerate any such Material Contract or impose any fees, costs or penalties.

Section 3.12     Compliance with Applicable Laws; Permits. Except as set forth on Section 3.12(a) of the Seller Disclosure Schedules, (i) the Business is in material compliance with all Law applicable to the conduct of the Business and (ii) during the past two (2) years no claim has been filed against the Business or received by Seller alleging any violation of, or failure to comply with any such Law, in each case except for violations that would not reasonably be expected to be material.

(b)     The Seller or the Business hold all Permits necessary for the conduct of the Business as presently conducted, other than any such Permits the absence of which would not reasonably be expected to be material, all of which are set forth on Section 3.12(b) of the Seller Disclosure Schedules (the “Business Permits”). The Seller and the Business are in compliance with the terms of the Business Permits, except, in each case, as would not reasonably be expected to result in a Material Adverse Effect. All Business Permits are in full force and effect and no approval or consent of any Person is needed in order that the Business Permits continue in full force and effect with respect to the Business without breach as a result of the consummation of the transactions contemplated by this Agreement, except for those approvals or consents which, if not obtained, would not reasonably be expected to be material.

This Section 3.12 does not relate to matters with respect to Environmental Laws, Taxes or Seller Benefit Plans, such items being exclusively governed by Sections 3.13, 3.14 and 3.15, respectively.

Section 3.13     Environmental Matters. Except for such matters that would not reasonably be expected to be material, (a) the Seller is, and for the last three years has been, in compliance with all applicable Environmental Laws with respect to the Business except as set forth on Section 3.13 of the Seller Disclosure Schedules, (b) the Seller and the Business have obtained and are, and for the last three years have been, in compliance with all Permits pursuant to Environmental Laws required for the operation of the Business as presently conducted and (c) there are no Proceedings pending, nor for the last three years have there been any Proceedings, against the Seller alleging a violation of Environmental Laws with respect to the Business. Any other representation or warranty contained in this Article III notwithstanding, the representations and warranties contained in this Section 3.13 constitute the sole representations and warranties of Seller relating to any Environmental Law.

Section 3.14     Taxes. all income and other material Tax Returns required to be filed with respect to the Purchased Assets, the Assumed Liabilities and the Business have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects; (ii) all Taxes due with respect to the Purchased Assets, the Assumed Liabilities and the Business, whether or not shown on such Tax Returns have been paid or will be timely paid by the due date thereof; and (iii) there are no Liens for Taxes upon any of the Purchased Assets other than Permitted Liens. The Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or stockholder of the Business, or other third party related to the Business, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed, in each case in all material respects.

(b)     There is no material dispute or claim concerning any Tax Liability with respect to the Purchased Assets or the Business either (i) claimed or raised by any Governmental Entity in writing or (ii) as to which Seller has Knowledge. The Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency of Taxes with respect to the Business, which waiver or extension currently remains in effect.

(c)     No written claim has been made during the three (3) year period prior to the date of the Agreement by a Governmental Entity in a jurisdiction where the Business does not file Tax Returns that the Business is or may be subject to taxation by that jurisdiction or require to file any franchise, income or other Tax Return in such jurisdiction. The Seller is not nor has it been a party to any ‘‘listed transaction,’’ as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2)

Section 3.15     Labor Relations; Employees and Employee Benefit Plans. No Employee is subject to or covered by any collective bargaining agreement. The Seller has not experienced in the last twelve (12) months, nor to Sellers’s Knowledge, is there now threatened, any strike, walkout, grievance, unfair labor practice claim, picketing, or other material employee (or former employee) or labor dispute relating to the Business. To the Seller’s Knowledge, there has not been in the last twelve (12) months nor is there currently any organizational effort presently being made or threatened in writing by or on behalf of any labor union with respect to Employees. No union or other collective bargaining unit or employee organizing entity has been certified or recognized by the Seller as representing any of its Employees.

(b)     Seller has not, in the previous ninety (90) days from the date hereof, with respect to the Business, effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Business, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Business, nor has the Business been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law. None of Seller's personnel working in the Business has suffered an “employment loss” (as defined in the WARN Act) during the previous six (6) months.

(c)     Seller has made available to Purchaser a complete and accurate list of all Employees as of the date of this Agreement.

(d)     Section 3.15 of the Seller Disclosure Schedules sets forth a complete list of each Seller Benefit Plan.

(e)     For each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code, the Seller or its ERISA Affiliate has obtained a favorable Internal Revenue Service determination, opinion or advisory letter to such effect.

(f)     each Seller Benefit Plan is in material compliance with the provisions of ERISA, the Code, its governing documents and all other applicable Laws.

(g)     Neither the execution and delivery of this Agreement nor the consummation of any or all of the contemplated transactions will: (i) entitle any Employee to compensation, (ii) accelerate the time of payment or vesting or increase the amount of any compensation due to any such Employee or (iii) directly or indirectly result in any payment made or to be made to or on behalf of any Person that would constitute a “parachute payment” within the meaning of Section 280G of the Code.

(h)     No event has occurred, and, to the Knowledge of Seller, there exists no condition or set of circumstances, which would reasonably be expected to result in the imposition of any Liability on Purchaser under ERISA, the Code or other applicable Law with respect to any Seller Benefit Plan.

(i)     No Seller Benefit Plan provides welfare benefits that continue after retirement or other termination of employment (excluding benefits which continue only to the extent required by COBRA) that would result in the imposition of any Liability on Purchaser.

Section 3.16     Intercompany Arrangements. Other than the Transaction Documents and the Contracts contemplated thereby, Section 3.16 of the Seller Disclosure Schedules lists all Contracts between or among Seller and/or its Affiliates with respect to the conduct of the Business or by which any of the Purchased Assets are bound.

Section 3.17     Brokers. Except for Lincoln International, LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.18     Inventory. The finished goods inventory of the Business is in good and usable condition, merchantable and fit for the purpose for which it was procured or manufactured, subject only to the reserve for excess inventory and obsolescence included in the Net Working Capital.

Section 3.19     Customers; Suppliers.

(a)     Section 3.19(a) of the Seller Disclosure Schedules lists each of the top five (5) customers of the Business for the twelve (12) month period ended on the Balance Sheet Date (based on the total revenues of the Business for that period) (collectively, “Material Customers”). No written notice has been received by the Business within the past twelve (12) months which indicates that any customer of the Business identified above intends to terminate or materially modify its relationship or applicable Contract(s) with the Business.

(b)     Section 3.19(b) of the Seller Disclosure Schedules lists each of the top ten (10) suppliers to the Business for the twelve (12) month period ended on the Balance Sheet Date (based on the total cost of goods of the Business for that period) (collectively, “Material Suppliers”). No written notice has been received by the Business within the past twelve (12) months which indicates that any supplier of the Business identified above intends to terminate or materially modify its relationship or applicable Contract(s) with the Business.

Section 3.20     Products.

(a)     Except as set forth on Section 3.20 of the Seller Disclosure Schedules, no Product manufactured, sold or delivered by, or service rendered by or on behalf of, Seller in the Business is subject to any guaranty, warranty or other indemnity, express or implied, beyond the terms and conditions set forth in the Assigned Contract relating to the Sale of such Products.

(b)     None of the Assigned Contracts obligates Seller to make any rebates, discounts, promotional allowances or similar payments or arrangements with or to any customer or other business relation. Seller has paid all such rebates, discounts, promotional allowances or similar payments or arrangements due and owing by it, and has adequately accrued for any such rebates, discounts, promotional allowances or similar payments or arrangements in the Business Financial Statements.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 4.1     Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all necessary organizational power and authority to carry on its business as presently conducted.

Section 4.2     Authority; Execution and Delivery; Enforceability. Purchaser has all necessary power and authority to execute this Agreement and to consummate the Transaction and the other transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate or other action of Purchaser. Purchaser has duly executed and delivered this Agreement, and assuming due authorization, execution and delivery by Seller, this Agreement will constitute its valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

Section 4.3     No Conflicts; Consents. The execution and delivery by Purchaser of this Agreement does not, and the consummation of the Transaction and the other transactions contemplated hereby and compliance by Purchaser with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any provision of (a) the certificate of incorporation, bylaws or equivalent governing documents of Purchaser or (b) any Judgment or Law applicable to Purchaser or its Subsidiaries, or the properties or assets of Purchaser or its Subsidiaries, except, in each case, for any such items that would not reasonably be expected to individually or in the aggregate, impair or materially delay the ability of Purchaser to (i) perform its obligations under this Agreement or (ii) consummate the Transaction and the other transactions contemplated hereby (each of clause (i) and clause (ii), a “Purchaser Material Adverse Effect”). No Approval of any Governmental Entity is required to be obtained or made by or with respect to Purchaser or its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby.

Section 4.4     Financial Ability to Perform. Purchaser has available to it as of the date hereof, and will have available to it at the Closing, funds sufficient to enable Purchaser to perform its obligations hereunder, including delivering the Base Purchase Price and the Purchase Price to Seller, as and when contemplated by this Agreement and to pay or otherwise perform the obligations of Purchaser under the other Transaction Documents.

Section 4.5     Proceedings. There are no Proceedings or claims pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.6     Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 4.7     Certain Services and Benefits Provided by Affiliates. Purchaser acknowledges that the Business currently receives from Seller and its Affiliates certain administrative and corporate services and benefits, including operations and information technology support (including website hosting and data center services), finance, accounting and payroll and back office services, treasury services (including banking, insurance, administration, taxation and internal audit), risk management, corporate communications, general administrative services, executive and management services, legal services, human resources services and travel services, drug testing and related compliance matters, automobile leasing, software and hardware licensing and leasing, sales representatives, employee scholar program, employee equity programs and other benefits, environmental health and safety services (EH&S) and international trade compliance (ITC). Other than as may be provided pursuant to the terms of the Transaction Documents entered into at Closing, Purchaser further acknowledges that all such services and benefits shall cease, and any agreement in respect thereof shall terminate with respect to the Business as of the Closing Date and thereafter Seller’s sole obligation with respect to the provision of any such services shall be as set forth in such Transaction Documents.

ARTICLE V.
COVENANTS

Section 5.1     Efforts.

(a)     Subject to the terms and conditions herein provided, each of the parties to this Agreement shall use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article VI). Each of the parties hereto shall use reasonable best efforts to obtain consents of all Governmental Entities necessary to consummate the transactions contemplated by this Agreement.

(b)     In the event any claim, action, suit, investigation or other Proceeding by any Governmental Entity or other Person is commenced which questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto agree to cooperate and use reasonable best efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(c)     Each party hereto shall promptly notify the other parties hereto of any communication it or its Affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other parties hereto to review in advance any proposed communication by it to any Governmental Entity. No party hereto shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other parties hereto in advance and, to the extent permitted by such Governmental Entity, gives the other parties hereto the opportunity to attend and participate at such meeting. Each party hereto will provide the other parties hereto with copies of all correspondence, filings or communications between it or any of its representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement. In addition, subject to applicable Law, the parties hereto shall consult and cooperate with each other in advance in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement by or on behalf of any party hereto.

(d)     Purchaser shall not, and shall cause its Affiliates and ultimate parent entities not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 5.2     Covenants Relating to Conduct of Business. Except as otherwise contemplated by this Agreement or as set forth on Section 5.2 of the Seller Disclosure Schedules, until the Closing, the Seller covenants to conduct the Business only in the Ordinary Course, in a manner consistent with its past practices, for the purpose of maintaining and preserving intact the Business, the Purchased Assets and the goodwill associated therewith. Without limiting the generality of the foregoing, except as expressly provided by this Agreement, during the period from the date of this Agreement through the Closing Date, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller, with respect to the Business, shall not engage in any of the following:

(i)     fail to conduct its business in the Ordinary Course;

(ii)     sell, lease, transfer, assign remove from the Leased Property or otherwise dispose of any of the Purchased Assets, tangible or intangible for more than $50,000 in the aggregate (other than sales of inventory in the Ordinary Course);

(iii)     impose any Lien (other than Permitted Liens) upon any of its assets, tangible or intangible;

(iv)     undertake or commit to undertake any acquisition or expenditure in excess of $100,000,

(v)     make any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions);

(vi)     adopt, amend, modify, or terminate any Benefit Plan, any profit sharing, incentive, severance, or other plan or Contract for the benefit of any Employee, except as may be required for continued compliance with Law;

(vii)     except as contemplated by this Agreement and other than in the Ordinary Course, adopt, amend, modify, waive or terminate any Assigned Contract or Business Permit;

(viii)     write-off or write-down any assets in excess of $100,000 in the aggregate or sell, factor, or transfer any receivable or marketable securities; or

(ix)     authorize, approve, agree or commit (whether or not in writing) to do any of the foregoing.

(b)     Anything to the contrary in this Agreement notwithstanding, the parties acknowledge and agree that nothing in this Section 5.2 shall be deemed to limit the transfer of Excluded Assets prior to, at or after the Closing.

(c)     Anything to the contrary in this Agreement notwithstanding, nothing in this Section 5.2 shall prohibit or otherwise restrict in any way the operation of the business of UTC, Seller or their respective Affiliates, except solely with respect to the conduct of the Business by UTC, Seller and their respective Affiliates.

Section 5.3     Access to Information; Confidentiality. (a) During the period from the date of this Agreement through the earlier of the Closing Date and the termination of the Agreement in accordance with Article VIII, the Seller shall give Purchaser and its authorized representatives reasonable access during normal business hours to all books, records, offices and other facilities and properties of the Business as Purchaser may from time to time reasonably request; provided, however, that any such access shall be conducted in a manner not to interfere with the businesses or operations of the Business and none of Purchaser nor any of its Affiliates shall, directly or indirectly, conduct or cause any invasive sampling or testing with respect to the Leased Real Property without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). The Seller shall use commercially reasonable efforts to enable and assist Purchaser in the preparation and filing of audited financial statements with respect to the Business for the years ended December 31, 2013, 2014 and 2015 within seventy-five (75) days after the Closing Date. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to Purchaser, or its authorized representatives, if doing so could violate any agreement or Law to which the Seller is a party or to which the Business is subject. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Purchaser agrees that it is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any employee, customer, supplier, distributor or other material business relation of the Seller regarding the Businesses or the transactions contemplated by this Agreement without the prior consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). Each of the parties shall execute such documents and other papers and perform such further acts as may reasonably be required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

(b)     Any information provided to or obtained by Purchaser or its authorized representatives pursuant to paragraph (a) above shall be treated as confidential and governed by the terms of the Letter Agreement, dated June 20, 2016, by and between Seller and Purchaser (the “Confidentiality Agreement”). Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, Purchaser shall comply with the terms and provisions of the Confidentiality Agreement, including returning or destroying all confidential information.

(c)     Each party agrees to provide the other party with reasonable access to the books and records of the other party related to the Business for periods on or prior to the Closing Date after the Closing Date for the purpose of preparing Tax Returns, defending claims or other reasonable business purposes. Without limitation, after the Closing, each party shall make available to the other party and its counsel, accountants and other Representatives, as reasonably requested, and to any Taxing Authority that is legally permitted to receive the following pursuant to its subpoena power or the equivalent, the books, records and other information relating to Tax Liabilities or potential Tax Liabilities for all periods prior to or including the Closing Date and shall preserve all such books, records and other information until the expiration of any applicable statute of limitations for assessment or refund of Taxes or extensions thereof. Subject to the previous sentence, for a period of seven (7) years after the Closing Date, (x) Purchaser shall not, nor shall it permit its Affiliates to, destroy or otherwise dispose of any of the books, records or other information described in this Section 5.3(c) without first offering in writing to surrender such books, records and other information to Seller, and (y) Seller shall not, nor shall it permit its Affiliates to, destroy or otherwise dispose of any of the books, records or other information described in this Section 5.3(c) without first offering in writing to surrender such books, records and other information to Purchaser. Seller or Purchaser, as applicable, shall have thirty (30) days after such offer to agree in writing to take possession of such books, records or other information. Notwithstanding the provisions of this Section 5.3(c), while the existence of an adversarial proceeding between the parties will not abrogate or suspend the provisions of this Section 5.3(c), as to such records or other information directly pertinent to such dispute, the parties may not utilize this Section 5.3(c) but rather, absent agreement, must utilize the applicable rules of discovery.

(d)     Parties will use commercially reasonable efforts to perform or cause to be performed prior to Closing (or if not prior to Closing, within twenty four (24) hours following the Closing Date), a heavy inventory cycle count and a physical inventory of up to 70% of the existing inventory, by dollar value, in each case with respect to the inventory of the Business located in Pleasant Prairie, Wisconsin; provided, however, that all inventory shall be made available for count and analysis. If such activities are to occur prior to Closing, (i) they shall be conducted during normal business hours, shall not include a shutdown of Seller's facility and shall be conducted in a manner not to materially interfere with Seller's day-to-day operations and (ii) Seller shall provide Purchaser and its representatives with such access and information as may be needed in order for Purchaser or its representatives to perform such activities. Representatives from each party shall have a right to be present during such activities.

Section 5.4     Consents, Approvals, Etc. Subject to Section 5.1: (a) Purchaser and Seller shall each use their commercially reasonable efforts to obtain all consents, waivers, approvals, authorizations, or orders from Governmental Entity and third parties, and the Purchaser and Seller shall make all filings and give all notices required in connection with the authorization, execution and delivery of this Agreement by the Purchaser and Seller and the consummation by them of the transactions contemplated hereby; (b) the parties hereto will coordinate and cooperate with each other in exchanging such information and assistance as any of the parties hereto may reasonably request in connection with the foregoing; and (c) except where prohibited by applicable Laws, each party shall promptly provide the other (or its counsel) with copies of all filings made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby.

Section 5.5     [Intentionally Omitted].

Section 5.6     Employee Matters.

(a)     Treatment of Employees. Effective as of immediately prior to and contingent upon the Closing, Purchaser shall offer employment commencing as of the Closing to each Employee on terms and conditions consistent with this Section 5.6(a) to each Employee who passes Purchaser's pre-employment screening process (including verification of legal ability to work in the United States of America). Each Employee who accepts Purchaser’s offer of employment pursuant to this Section 5.6(a), shall be referred to herein as a “Transferred Employee.” With respect to each Transferred Employee, Purchaser shall maintain, for the period of twelve (12) months immediately following the Closing Date (the “Continuation Period”), the same base wage or base cash salary level in effect for such Transferred Employee immediately prior to the Closing as set forth on Section 3.15(b) of the Seller Disclosure Schedules and the offer of employment from Purchaser to each Employee shall include a retention bonus equal to six percent (6%) of such Employee’s annualized cash compensation as in effect immediately prior to the Closing (the aggregate of such amounts actually paid by Purchaser for all Transferred Employees, the “Retention Bonus Amount”) payable on the sixtieth (60th) day following the Closing Date, provided the Transferred Employee is employed by Purchaser on such sixtieth day. No later than 5 days after such 60-day period, Purchaser shall provide Seller with written notice that the Retention Bonus Amount has been paid in full satisfaction of Purchaser’s obligations under the immediately preceding sentence of this Section 5.6(a). Purchaser shall offer the Employees the same benefits as offered to similarly situated employees of the Purchaser; provided that the Employees will be provided with severance benefits during the Continuation Period that are no less favorable than those set forth in Section 5.6(a) of the Seller’s Disclosure Schedule. Purchaser will recognize each Transferred Employee’s seniority date with the Seller or other Affiliate of Seller under its compensation and fringe benefit programs (where such date is relevant) consistent with Purchaser’s treatment of employees generally. The foregoing notwithstanding, Purchaser shall not be prohibited by this Section 5.6(a) from terminating the employment of any Transferred Employee following the Closing Date. As of and after the Closing and provided that Seller cooperates reasonably in timely providing information needed to effectuate the same, Purchaser shall provide to each Transferred Employee full credit for seniority for all purposes under any benefit plan, policy, program or arrangement that is offered by Purchaser to such Transferred Employees, in each case maintained for the benefit of Transferred Employees as of and after the Closing by Purchaser or any of its Affiliates, for such Transferred Employee’s service prior to the Closing with Seller or any of its Affiliates. Unless an Employee(s) is terminated for cause by Seller in its discretion, the Employees shall remain employed by Seller up through and including the Closing, and Seller shall have no obligation to terminate the employment of any Transferred Employee prior to the effective time of a Transferred Employee’s employment with Purchaser.

(b)     Claims and Participation. Effective immediately following the Closing Date, the Business shall cease participation in each of the Seller Benefit Plans and Seller shall be responsible for all claims under the Seller Benefit Plans incurred on or prior to the Closing Date. For purposes of this Agreement, a claim for health benefits (including, without limitation, a claim for medical, prescription drug and dental expenses) will be deemed to have been incurred on the date on which the related medical service or material was rendered to or received by the individual claiming such benefit; a claim for sickness or disability benefits based on an injury or illness occurring on or prior to the Closing Date will be deemed to have been incurred on or prior the Closing Date; and in the case of any claim for benefits other than health benefits, sickness or disability benefits, a claim will be deemed to have been incurred upon the occurrence of the event giving rise to such claim. Notwithstanding anything contained in this Agreement to the contrary, Purchaser and Seller acknowledge and agree that Transferred Employees will continue to participate in the health and welfare Seller Benefit Plans through October 7, 2016 at Seller’s cost and expense.

(c)     Administration, Employee Communications, Cooperation. Following the date of this Agreement, Seller and Purchaser (and their Affiliates) shall reasonably cooperate and use good faith efforts in all matters reasonably necessary to effect the transactions contemplated by this Section 5.6, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Laws), making any and all required filings and notices, preparing and delivering any and all required communications with Employees and obtaining any approvals of Governmental Entity required hereunder.

(d)     Health Benefits. Effective no later than the first day of the month following the month in which the Closing occurs, Purchaser shall, or shall cause its Affiliate to, maintain or cause to be maintained benefit plans to provide medical care, dental care, and vision care for each Transferred Employee (collectively, “Purchaser’s Health Plans”). Purchaser shall use its commercially reasonable efforts to (i) waive or caused to be waived waiting periods or exclusions from coverage of any pre-existing medical condition that shall apply to the participation of any Transferred Employee (or dependent thereof) in Purchaser’s Health Plans, and (ii) apply all payments, charges and expenses of such Transferred Employees (and their eligible dependents) that were applied toward the deductible, co-payment, out-of-pocket maximums or other limitations on coverage under the Seller Plans that are medical, dental, and vision plans and in which such Employee was eligible to participate prior to the Closing (the “Seller’s Health Plans”) during the plan year under Seller’s Health Plans in which the Closing occurs toward any deductible, co-payment, out-of-pocket maximum or other limitations on coverage applicable under Purchaser’s Health Plans for the plan year under Purchaser’s Health Plan in which the Closing occurs.

(e)     Pension Benefits. On or prior to the Closing Date, Purchaser shall use commercially reasonable efforts to ensure that the 401(k) plan sponsored by Purchaser shall accept (and shall be amended to the extent necessary to accept) direct rollovers of any distributions from The United Technologies Corporation Employee Savings Plan.

(f)     COBRA and HIPAA. Effective as of the Closing, Seller shall, and shall cause its Affiliates to, assume all obligations, liabilities and commitments with respect to Employees and their eligible dependents, in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the Health Insurance Portability and Accountability Act of 1996, Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar laws, including assuming full responsibility and liability for offering and providing “continuation coverage” to any “M&A qualified beneficiary”, to any “covered employee” who is an Employee or former employee of the Business, and to any “qualified beneficiary” who is covered by a “group health plan” sponsored or contributed to by Seller and who has experienced a “qualifying event” or who is receiving “continuation coverage” on or prior to the Closing. “Continuation coverage,” “M&A qualified beneficiary,” “covered employee,” qualified beneficiary,” “qualifying event” and “group health plan” all shall have the meanings given such terms under the Consolidated Omnibus Budget Reconciliation Act of 1986, and the regulations promulgated thereunder.

(g)     WARN Act. Purchaser agrees to comply with and shall be exclusively responsible for satisfying the federal Worker Adjustment and Retraining Notification (WARN) Act, and any other similar applicable laws addressing mass employment separations, or with respect to any “plant closing” or “mass layoff” (as defined therein) or similar event (collectively the “WARN Act”) affecting the Transferred Employees and (a) occurring in whole or in part on or after the Closing Date or (b) arising, in whole or in part, as a result of the transactions contemplated by this Agreement. Purchaser shall refrain from engaging in any “plant closing” or “mass layoff” within the meaning of the WARN Act for a period of at least ninety one (91) days after the Closing Date. The obligations of Purchaser in this paragraph shall survive the Closing. Purchaser hereby agrees to indemnify and hold harmless Seller from and against any claim, loss, damage or liability (including reasonable attorneys’ fees and costs of enforcement of the foregoing indemnification obligation) arising out of Purchaser’s violation of the WARN Act, and any other similar applicable laws addressing mass employment separations, pursuant to Purchaser’s obligations as provided for in this Section 5.6(h). Purchaser shall, or shall cause its Affiliate to, provide any required notice under the WARN Act and any similar federal, state or local law or regulation, and to otherwise comply with the WARN Act and any such other similar law or regulation with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Employees (including as a result of the consummation of transactions contemplated by this Agreement) and occurring on or after the Closing. Section 5.6(h) of Seller’s Disclosure Schedules sets forth all layoffs of Employees that occurred during the ninety (90) day period prior to the Closing.

(h)     No Third Party Beneficiaries. This Section 5.6 shall operate exclusively for the benefit of the parties to this Agreement and not for the benefit of any other person or entity, including the Employees or former employees of the Business, which persons shall have no rights to enforce this Agreement.

Section 5.7     [Intentionally Omitted].

Section 5.8     Names Following Closing.

(a)     Neither Purchaser nor any of its Affiliates shall use, or have the right to use, the “United Technologies,” “United Technologies Corporation,” “UTC,” “UTX,” “UTC Aerospace Systems,” “Hamilton,” or “Hamilton Sundstrand,” names or any variations or derivatives thereof or any trademarks or logos of Seller or any of its Affiliates (the “Names”), or any name that, in the reasonable judgment of Seller, is similar to the Names, except as provided in Section 5.8(b).

(b)     The Business may continue to use the Names following the Closing so long as Purchaser uses and causes its Affiliates to use commercially reasonable efforts to minimize use of the Names by the Business from and after the Closing, and as soon as practicable after the Closing Date (and in any event within thirty (30) days thereafter). Purchaser shall and shall cause each of its Affiliates (including the Business) to (i) cease and discontinue use of all Names and (ii) complete the removal of the Names from all Products, signage, vehicles, properties, technical information and promotional or other marketing materials and other assets. Notwithstanding the foregoing provisions of this Section 5.8, Purchaser may (i) use the Names for up to ninety (90) days following the Closing in connection with (A) the use of Names on or in Products in inventory and work-in-process manufactured or assembled prior to the Closing Date; (B) in connection with the provision of services by Seller pursuant to the Transition Services Agreement; and (C) existing supplier specifications, name plates on fixtures, tooling and equipment, internal signage or other similar internal items, as applicable; and (ii) use the Names for up to six (6) months following the Closing in connection with technical drawings not made available outside the Business.

Section 5.9     Insurance. From and after the Closing Date, the Business, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by UTC’s, Seller’s or their respective Affiliates’ insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including, for the avoidance of doubt, the Business) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Purchased Assets, the Assumed Liabilities, or the operations or assets or Liabilities in respect thereof. UTC, Seller or their respective Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.9. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Business, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof. Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Business, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured.

Section 5.10     Litigation Support. Subject to Section 5.3 and Article IX, in the event and for so long as Seller or any of its Affiliates is prosecuting, contesting or defending any Proceeding or Action by a third party in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Assets or the Assumed Liabilities for any period prior to the Closing, each party shall, and shall cause its Affiliates (and its and their officers and employees) to, reasonably cooperate with the requesting party and its counsel, at the requesting party's cost and expense, in such prosecution, contest or defenses, including making available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense.

Section 5.11     Payments. Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the Business) after the Closing Date to the extent they are in respect of an Excluded Asset or Retained Liability hereunder. Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks that have been sent to Seller after the Closing Date to the extent they are in respect of a Purchased Asset or Assumed Liability hereunder.

Section 5.12     Acknowledgement by Purchaser.

(a)     Purchaser acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business, and, in making its determination to proceed with the transactions contemplated by this Agreement, Purchaser has relied solely on the results of its own independent investigation and verification and the representations and warranties of the Seller expressly and specifically set forth in Article III as qualified by the attached Seller Disclosure Schedules. The representations and warranties by the Seller expressly and specifically set forth in Article III and in the other Transaction Documents constitute the sole and exclusive representations, warranties, and statements of any kind of the Seller to Purchaser in connection with the transactions contemplated hereby, and Purchaser understands, acknowledges and agrees that all other representations, warranties, and statements of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Business, or the quality, quantity or condition of the Business’ assets) are specifically disclaimed by the Seller. PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN ARTICLE III AND IN THE OTHER TRANSACTION DOCUMENTS, NEITHER THE SELLER NOR ANY OTHER PERSON (INCLUDING, ANY EQUITYHOLDER, OFFICER, DIRECTOR, MANAGER, EMPLOYEE OR AGENT OF ANY OF THE FOREGOING, WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY) IS MAKING, AND PURCHASER IS NOT RELYING ON, ANY REPRESENTATIONS, WARRANTIES, OR OTHER STATEMENTS OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE BUSINESS, SELLER, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO (OR OTHERWISE ACQUIRED BY) PURCHASER OR ANY OF PURCHASER’S REPRESENTATIVES.

(b)     Except as may be subject to a representation or warranty by Seller set forth in Article III or in any other Transaction Documents, neither Seller, nor any officer, director, manager, employee or agent of Seller or its Affiliates, whether in an individual or corporate capacity, will have or be subject to any liability or indemnification obligation to Purchaser or any other Person resulting from (nor shall Purchaser have any claim with respect to) the distribution to Purchaser, or Purchaser’s use of, or reliance on, any information, documents, projections, forecasts or other material made available to Purchaser in certain “data rooms,” confidential information memoranda or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise.

(c)     In connection with the investigation by Purchaser of the Business, Purchaser has received or may receive from the Seller certain projections, forward-looking statements and other forecasts and certain business plan information. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Purchaser shall have no claim against anyone with respect thereto, except as may be subject to a representation or warranty by Seller set forth in Article III or in any other Transaction Documents. Accordingly, Purchaser acknowledges that neither Seller, nor any equityholder, officer, director, manager, employee or agent of Seller or its Affiliates, whether in an individual, corporate or any other capacity, make any representation, warranty, or other statement with respect to, and Purchaser is not relying on, such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), except as may be subject to a representation or warranty by Seller set forth in Article III or in any other Transaction Documents.

(d)     The provisions contained in this Section 5.12 shall in no event relieve any party to this Agreement from liability resulting from fraudulently making any representation or intentionally breaching any representation contained in this Agreement.

Section 5.13     Nonsolicitation.

(a)     For a period of thirty-six (36) months from and after the Closing Date, Seller shall not, directly or indirectly: (i) solicit, induce or attempt to solicit or induce any Key Employee to leave the employ of Purchaser, or (ii) hire any Key Employee; provided, however, that the foregoing restrictions shall not apply with respect to any Key Employee that is no longer, and has not been within the prior twelve (12) months, an employee of Purchaser at the time of such hire, recruitment or solicitation and provided, further, that Seller shall not be restricted from engaging in good faith general or public solicitations or advertising not targeted at any such Persons described above. “Key Employee” means any of the individuals set forth on Section 5.13(a) of the Seller Disclosure Schedules.

(b)     For a period of twenty-four (24) months from and after the Closing Date, Seller’s Electric Systems business unit located in Rockford, Illinois, shall not, directly or indirectly: (i) solicit, induce or attempt to solicit or induce any Identified Employee to leave the employ of Purchaser, or (ii) hire any Identified Employee; provided, however, that the foregoing restrictions shall not apply with respect to any Identified Employee that is no longer, and has not been within the prior three (3) months, an employee of Purchaser at the time of such hire, recruitment or solicitation and provided, further, that Seller’s engaging in or hiring as a result of good faith general or public solicitations or advertising not targeted at any such Identified Employee shall not be a violation of Section 5.13(b)(i) or (ii). From the date of this Agreement through one (1) week from and after the Closing Date, Seller’s Electric Systems business unit located in Rockford, Illinois, shall not, directly or indirectly: (x) solicit, induce or attempt to solicit or induce any Identified Employee to leave the employ of Seller dedicated to the Business, or (y) hire any Identified Employee; provided, however, that Seller’s engaging in good faith general or public solicitations or advertising not targeted at any such Identified Employee shall not be a violation of Section 5.13(b)(y). “Identified Employee” means any of the individuals set forth on Section 5.13(b) of the Seller Disclosure Schedules.

Section 5.14     Noncompetition. Seller agrees that for a period of three (3) years after the Closing, the Seller will not engage directly or indirectly in the Competitive Business, or become or remain a stockholder, partner, member or equity holder of any corporation, partnership, limited liability company or other Person engaged in the Competitive Business or lend money to or otherwise assist any Person engaged in the Competitive Business, provided, however that in no event shall this Section 5.14 prohibit Seller from (a) owning, purchasing or otherwise acquiring, in the aggregate, less than five percent (5%) of the outstanding shares of stock of any Person engaged in the Competitive Business whose shares are publicly traded; (b) own, purchase or otherwise acquire up to (but not more than) forty-nine percent (49%) of the then issued and outstanding (i.e. secondary purchase) voting securities of any Person if such securities are not listed on any national or regional securities exchange; provided, that such acquisition and post-acquisition ownership of such Person is otherwise on a passive basis; (c) acquiring (and operating post-acquisition) one or more businesses that competes with the Competitive Business, so long as the gross annual revenues of such acquired businesses (as of the most recently completed fiscal year of such acquired business) are not in excess of 30% of the gross annual revenue of the Business (as of the twelve (12) month period ended December 31, 2015); (d) developing, manufacturing, marketing and selling existing products and services of Seller (other than in the Products) and any products and services which are directly derivative of such existing products and services; and (e) developing, manufacturing, marketing and selling products and services for or on behalf of Purchaser pursuant to the Transaction Documents.

Section 5.15     Carrier Margin Guarantee.

(a)     If there is a Shortfall in any Applicable Year, Purchaser shall deliver to Seller a certificate (the “Shortfall Certificate”) setting forth Purchaser’s calculation of the Shortfall and the Seller Payment not later than ninety (90) after the end of such Applicable Year and certifying to Purchaser’s full compliance with Section 5.15(b). Seller shall have sixty (60) days from the date of receipt of the Shortfall Certificate (the “Shortfall Review Period”) to review the Shortfall Certificate. In the course of that review, Seller shall have reasonable access to the books and records of Purchaser related to the Carrier Agreement, Carrier’s purchase of Products for the Applicable Year and Purchaser’s operation of the Business in accordance with Section 5.15(b). In the event Seller disagrees with any or all of the Shortfall Certificate, Seller shall deliver to Purchaser within the Shortfall Review Period a written notice of dispute (the “Shortfall Dispute Notice”), which shall set forth, in reasonable detail, the basis for the dispute. Purchaser and Seller shall use reasonable efforts to resolve the dispute within twenty (20) Business Days commencing on the date Purchaser receives the Shortfall Dispute Notice from Seller. If Seller and Purchaser do not obtain a final resolution within such period, then the items remaining in dispute may be submitted thereafter for resolution in the same manner described in Section 2.10(e). If Seller does not deliver a Shortfall Dispute Notice, Seller shall pay the Seller Payment to Purchaser no later than ninety (90) days after receipt by Seller of the Shortfall Certificate.

(b)     Until December 31, 2019, except with the consent of Seller, not to be unreasonably withheld or delayed, Purchaser shall maintain the current operations in Pleasant Prairie, Wisconsin for the Products sold to Carrier; provided, however, that Purchaser may upgrade the line to accommodate development and shipment of Products so long as Purchaser maintains the Performance Metrics in all material respects. In addition and not in limitation of the foregoing sentence, Purchaser shall not, directly or indirectly, until December 31, 2019, (i) take any actions in bad faith that would have the purpose of causing a Shortfall; or (ii) eliminate or discontinue any of the Products that Purchaser sells to Carrier without Carrier’s consent. Purchaser’s failure to comply with any provision of this Section 5.15(b) in any material respect for an Applicable Year shall eliminate any obligation of Seller to pay any Seller Payment to Purchaser as a result of a Shortfall for such Applicable Year and, if the failure also constitutes a Major Quality Escape, any subsequent Applicable Year. Notwithstanding the foregoing, Purchaser may give notice to Seller at any time that it elects to forfeit its rights under Section 5.15(a), and in such case, it shall cease to have any obligations or rights to a Shortfall under this Section 5.15 for the period after the date of such notice.

ARTICLE VI.
CERTAIN TAX MATTERS

Section 6.1     Cooperation and Exchange of Information. Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information relating to the Purchased Assets, the Assumed Liabilities and/or the Business as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to refund of Taxes or (iii) conducting any Tax Proceeding. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b)     Notwithstanding anything to the contrary in this Agreement, in no event shall either party be required to provide any Person with any Tax Return or copy of any Tax Return of (i) such party or any of its Affiliates or (ii) a consolidated, combined or unitary group that includes such party or any of its Affiliates.

Section 6.2     Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser and Seller shall each pay, when due, and be responsible for, fifty percent (50%) of any sales, use transfer, documentary, stamp, value added, goods and services or similar Taxes and related fees imposed on or payable with respect to the transfer of the Purchased Assets, the Assumed Liabilities and the Business contemplated by this Agreement (“Transfer Taxes”). The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 6.3     Proration of Property Taxes. After the Closing, any Property Taxes imposed with respect to the Purchased Assets for any Straddle Period shall be prorated between Seller and Purchaser as of the Closing Date in accordance with the definition of Excluded Taxes. If one party remits to the appropriate Taxing Authority any payment for Taxes which are subject to proration under this Section 6.3, and such payment includes the other party’s share of such Taxes, such other party shall reimburse the remitting party for its share of such Taxes within ten (10) Business Days following receipt of written notice from the remitting party.

ARTICLE VII.
CONDITIONS PRECEDENT

Section 7.1     Conditions to Obligations of Purchaser to Close. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following additional conditions:

(a)     Representations and Warranties. The representations and warranties of Seller contained in Article III of this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date except (i) that representations and warranties that are made as of specific date shall be tested only on and as of such date, and (ii) where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Material Adverse Effect” qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)     Performance of Obligations of Seller. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)     Officers Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)     Regulatory Matters. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect.

(e)     Required Approvals. Each consent, waiver or approval of a Governmental Entity or other Person set forth on Section 7.1(e) of the Seller Disclosure Schedules shall have been received; without regard to the provisions of Section 2.11.

(f)     Amendments to Long Term Agreements. The term of each of the long term agreements set forth on Section 7.1(f) of the Seller Disclosure Schedules shall have been extended on terms reasonably satisfactory to Purchaser.

(g)     Original Phase I Assessment. Purchaser shall have received an update prepared by AECOM, dated no later than the day prior to the Closing Date and complying with American Society for Testing and Materials International Standard E 1527-13, to that certain Phase I Environmental Site Assessment for the Leased Real Property, dated February 2016, prepared by AECOM (the “Original Phase I Assessment”), which update shall not differ from the Original Phase I Assessment in any material respects (including, without limitation, no Recognized Environmental Conditions, Historical RECs or Conditional RECs with respect to the Leased Real Property), and (B) a reliance letter, dated no later than the day prior to the Closing Date, substantially in the form previously delivered to Purchaser.

Section 7.2     Conditions to Obligations of Seller to Close. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(a)     Representations and Warranties. The representations and warranties of Purchaser contained in Article IV of this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date except (i) in that representations and warranties that are made as of specific date shall tested only on and as of such date, and (ii) where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Purchaser Material Adverse Effect” qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)     Performance of Obligations of Purchaser. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)     Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)     Regulatory Matters. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect.

Section 7.3     Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5.1.

ARTICLE VIII.
TERMINATION; EFFECT OF TERMINATION

Section 8.1     Termination. Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)     by mutual written consent of Seller and Purchaser;

(b)     by Seller, if any of Purchaser’s representations and warranties contained in Article IV of this Agreement shall fail to be true and correct or Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and has not been cured, if capable of cure, by the date that is ten (10) days after the date that Seller has notified Purchaser of such failure or breach; provided, that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.1(a) or Section 7.1(b) would fail to be satisfied;

(c)     by Purchaser, if any of Seller’s representations and warranties contained in Article III of this Agreement shall fail to be true and correct or Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.1(a) or Section 7.1(b) and has not been cured, if capable of cure, by the date that is ten (10) days after the date that Purchaser has notified Seller of such failure or breach; provided, that Purchaser is not then in breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would fail to be satisfied; or

(d)     by Seller or by Purchaser, if the Closing shall not have occurred on or prior to November 9, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

Section 8.2     Effect of Termination. If this Agreement is terminated and the Transaction is abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 5.3, Section 8.1, this Section 8.2 and Section 8.3, and Article X; provided, however, that, if this Agreement is terminated because of a breach of this Agreement by the non-terminating party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies shall survive such termination unimpaired. Nothing in this Section 8.2 shall be deemed to release any party from any liability for fraud or willful breach by such party of the terms and provisions of this Agreement.

Section 8.3     Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

ARTICLE IX.
INDEMNIFICATION

Section 9.1     Survival.      The representations and warranties of Seller contained in this Agreement shall survive the Closing until the first (1st) anniversary thereof; provided, that (i) the representations and warranties made pursuant to Sections 3.1 (Organization; Standing; Power), 3.2 (Authority; Execution and Delivery; Enforceability), Section 3.8(b) (Title to Assets), Section 3.13 (Environmental), Section 3.14 (Taxes), Section 3.15 (Labor Relations; Employees and Employee Benefit Plans) and 3.17 (Brokers) (collectively, but not including Section 3.13, the “Fundamental Representations”) shall survive until thirty (30) days following the expiration of the applicable statute of limitations. Written notice of a claim must be given by Purchaser to Seller in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties.

(b)     The representations and warranties of Purchaser contained in this Agreement shall survive the Closing until the first (1st) anniversary of the Closing Date; provided, that the representations and warranties made pursuant to Sections 4.1 (Organization; Standing; Power), 4.2 (Authority; Execution and Delivery; Enforceability), 4.4 (Financial Ability to Perform) and 4.6 (Brokers) shall survive until the expiration of the applicable statute of limitations. Written notice of a claim must be given by Seller to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties.

(c)     No covenant or agreement contained herein that is to be performed on or prior to the Closing shall survive the Closing unless otherwise expressly agreed by the parties; provided, however, that the foregoing shall in no respect limit the rights of the parties to seek indemnification for any breach of such covenant or agreement occurring before the Closing. Any covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms.

Section 9.2     Indemnification by Seller. Subject to the provisions of this Article IX, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any representation or warranty of Seller contained in Article III; (ii) any breach of any covenant or agreement of Seller contained in this Agreement; (iii) any Excluded Assets; and (iv) any Retained Liabilities.

(b)     Notwithstanding any other provision to the contrary:

(i)     Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Covered Losses pursuant to (A) Section 9.2(a)(i), to the extent (and only to the extent) such Covered Losses are specifically reflected, recorded or included in Net Working Capital on the Closing Statement; and (B) Section 9.2(a)(i), until the aggregate amount of the Purchaser Indemnified Parties’ Covered Losses under Section 9.2(a)(i) exceeds $700,000 (the “Deductible”), after which Seller shall be obligated for all the Purchaser Indemnified Parties’ Covered Losses under Section 9.2(a)(i) in excess of the Deductible, subject to Section 9.2(b)(i)(A), Section 9.2(b)(ii) and Section 9.2(b)(iii); provided that if the total amount of Covered Losses with respect to any individual item does not exceed $20,000 (a “De Minimis Claim”), the amount of such De Minimis Claim shall not be taken into account in determining whether or not or to the extent to which the Deductible has been exceeded unless and until the aggregate amount of De Minimis Claims exceeds the Deductible in which case the Purchaser Indemnified Parties shall be entitled payment for all Covered Losses, subject to Section 9.2(b)(i)(A), Section 9.2(b)(ii) and Section 9.2(b)(iii);

(ii)     the cumulative indemnification obligation of Seller under Section 9.2(a)(i) shall in no event exceed $10,500,000 (the “Cap”); provided, however, that the Deductible and the Cap shall not apply to Covered Losses for breach of any of the Fundamental Representations;

(iii)     the cumulative indemnification obligation of Seller under Section 9.2(a)(i) with respect to breaches of Fundamental Representations, together with indemnification obligations of Seller previously paid under Section 9.2(a)(i) with respect to breaches of other representations and warranties shall in no event exceed the Purchase Price; and

(iv)     for purposes of calculating the amount of Covered Losses hereunder (and not for purposes of determining breach), each qualification to a representation or warranty by use of the word “material” or “materially” shall be disregarded.

Section 9.3     Indemnification by Purchaser. Subject to the provisions of this Article IX, effective at and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of or resulting from (i) any breach of any representation or warranty of Purchaser contained in Article IV; (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement; (iii) any Purchased Asset; and (iv) any Assumed Liability.

Section 9.4     Procedures. A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”), shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to such right of indemnification (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent the defense of the related claim is materially prejudiced by such failure, it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 9.1 for such representation, warranty, covenant or agreement.

(b)     Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 9.2 or Section 9.3, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 9.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. Purchaser or Seller, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that such settlement or judgment (i) is solely for monetary damages paid by the Indemnifying Party and provides a complete release of the Indemnified Party and (ii) does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim to which the Indemnifying Party assumed the defense and control pursuant to this Section 9.4(b) without the prior written consent of the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume the defense and control of a Third Party Claim if such Third Party Claim (A) seeks non-monetary relief, (B) involves a criminal allegation by a Governmental Entity, (C) is asserted directly by or on behalf of a Person that is a supplier or customer of the Business, to the extent such Person is not a supplier or customer of Seller or any of Seller’s Affiliates, (D) involves, in the opinion of counsel of the Indemnified Party, a conflict of interest between the Indemnifying Party and the Indemnified Party, or (E) involves a claim that, in the good faith judgment of the Indemnified Party, the Indemnifying Party failed or is failing to vigorously prosecute or defend.

(c)     Notwithstanding any of the foregoing, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return of (i) Seller or any of its Affiliates or (ii) a consolidated, combined or unitary group that includes Seller or any of its Affiliates.

Section 9.5     Exclusive Remedy and Release. Except for specific performance or injunctive relief, for any claims for fraud or criminal activity, or pursuant to Section 2.9 and Section 2.10, Purchaser and Seller acknowledge and agree that, following the Closing, the indemnification provisions of Section 9.2 and Section 9.3 shall be the sole and exclusive remedies of Seller and Purchaser, respectively, for any Covered Losses (including any Covered Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transaction or the other transaction contemplated by this Agreement, including any breach of any representation or warranty in this Agreement by any party, or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement and the other Transaction Documents. Without limiting the generality of the foregoing, the parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 9.6     Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be net of any third-party insurance or indemnity, contribution or similar proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (net of out-of-pocket costs reasonably incurred in obtaining such recovery, the amount of any Tax imposed thereon and any insurance premium increases) (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds (net of amounts set forth above) shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and the Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance and indemnity, contribution or similar provisions covering such Loss to the same extent as it would if such Loss were not subject to indemnification hereunder, which efforts shall not require the commencement of any Proceeding.

Section 9.7     Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement (including this Article IX), neither party shall be liable to the other party or its Affiliates, whether in contract, tort (including negligence and strict liability) or otherwise, at law or in equity, and “Covered Losses” shall not include any amounts (a) for any consequential, special or punitive damages (including damages calculated on multiples of earnings or other metrics approaches) except to the extent required to be paid pursuant to a Third Party Claim or (b) based upon or arising out of any inaccuracy in or breach of any of the representations or warranties contained in this Agreement if such other party or its Affiliates had actual knowledge of such inaccuracy or breach prior to the Closing.

Section 9.8     Mitigation. Each of the parties agrees to use its reasonable best efforts to mitigate its respective Covered Losses in accordance with Law upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Covered Losses that are indemnifiable hereunder.

Section 9.9     Special Rule for Fraud. Notwithstanding anything to the contrary contained in this Article IX, in the event of any breach of a representation or warranty by any party hereto constitutes fraud, by or on behalf of Seller (including, without limitation, any intentional misrepresentation or fraudulent act committed by any personnel or agent of Seller in connection with the consummation of the Transaction), on the one hand, or Purchaser, on the other hand, then (a) the indemnification obligation with respect to such breach shall survive indefinitely and (b) the limitations set forth Sections 9.1 and 9.2(b), as applicable, shall not apply to any Covered Losses that the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, may suffer, sustain or become subject to, as a result of, arising out of, relating to or in connection with any such breach.

Section 9.10     Tax Treatment of Indemnity Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller, Purchaser and their respective Affiliates shall treat any and all payments under Section 2.9, Section 2.10 and this Article IX as an adjustment to the purchase price for Tax purposes.

ARTICLE X.
GENERAL PROVISIONS

Section 10.1     Entire Agreement. This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement, along with the Seller Disclosure Schedules, constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to the other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein and therein.

Section 10.2     Assignment. Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by either party (whether by operation of Law or otherwise) without the prior written consent of the other party hereto. Any attempted assignment in violation of this Section 10.2 shall be void. Subject to the two preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 10.3     Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other party was or is obligated to comply with or perform.

Section 10.4     No Third-Party Beneficiaries. Except for Section 9.2 and Section 9.3, which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement, together with the other Transaction Documents and the Exhibits and Schedules hereto and thereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 10.5     Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a facsimile (receipt confirmation requested), and shall be directed to the address set forth below (or at such other address or facsimile number as such party shall designate by like notice):

(i)            if to Purchaser,

SL Montevideo Technology, Inc.
2002 Black Oak Ave.

Montevideo, MN 56265
Facsimile: (320) 369-7662
Attention: Karen Kepner

with copies (which shall not constitute notice) to:

Handy & Harman Ltd.

c/o Steel Partners

590 Madison Avenue

32nd Floor

NY, NY 10022
Facsimile: (212) 520-2371
Attention: Michael Macmanus, VP and General Counsel

Ice Miller LLP
One American Square, Suite 2900
Indianapolis, Indiana 46282
Facsimile: (317) 592-4783
Attention: John R. Thornburgh, Esq.

(ii)           if to Seller,

c/o UTC Aerospace Systems

2730 West Tyvola Road

Charlotte, NC 28217

Attention: General Counsel

Fax: (704) 423-4627

Section 10.6     Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

Section 10.7     Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In addition, each of the parties hereto (a) submits to the exclusive jurisdiction of any state court sitting in New York, New York, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such dispute, the United States District Court for the Southern District of New York, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than state court in New York, New York, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Proceeding, the United States District Court for the Southern District of New York. Each party agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 10.5.

Section 10.8     Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.8. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.8 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.9     Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.10     Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more such counterparts have been signed by each party and delivered (by facsimile, e-mail, or otherwise) to the other party. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 10.11     Expenses. Whether or not the Closing takes place, and except as set forth otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the party incurring such expense.

Section 10.12     Interpretation; Absence of Presumption. It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedules is or is not material for purposes of this Agreement. Nothing herein (for the avoidance of doubt, including the Seller Disclosure Schedules) shall be deemed an admission by either party or any of its Affiliates, in any Proceeding or Action, that such party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (j) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” means calendar days unless Business Days are expressly specified; and (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

HAMILTON SUNDSTRAND

CORPORATION

By: /s/ Timothy N. White

Name: Timothy N. White

Title: President, Electric, Environmental & Engine Systems

SL Montevideo Technology, Inc.

By: /s/ William T. Fejes, Jr.

Name: William T. Fejes, Jr.

Title: Senior Vice President, Handy & Harman Ltd.; President and Chief Executive Officer, Handy & Harman Group Ltd.